Cord Blood
AMERICA

CORD BLOOD AMERICA, INC.
AND SUBSIDIARIES

2005 ANNUAL REPORT

CORD BLOOD AMERICA, INC. AND SUBSIDIARIES

2005 ANNUAL REPORT TO SHAREHOLDERS

TABLE OF CONTENTS

Chairman's Letter	4
Consolidated Financial Statements	7
Notes to Consolidated Financial Statements	12
Reports of Independent Registered Certified Public Accounting Firm	27
Management's Discussion and Analysis	29
Description of Business	43
Changes In and Disagreements With Accountants on Accounting and Financial Disclosure	50
Market for Common Equity and Related Stockholder Matters	50
Executive Officers and Board of Directors	51

Dear CORD BLOOD AMERICA, INC. Shareholders:

2005 was a tremendous year for Cord Blood America. It was monumental for CBAI in terms of organic growth, customer acquisition and the launching of new business units.

In the 2005 calendar year, Cord Blood America, Inc. (CBAI) achieved significant revenue, gross profit, total customer acquisition and operational milestones. All three of our revenue producing business units significantly increased their respective customer bases. As a result, CBAI has a clear focus and path to its future: we will continue to increase organic growth, we will layer in new stem cell based products that consumers want to acquire, and we will continue to be aggressive in the pursuit of mergers, acquisition and alliance opportunities that significantly enhance our operations and may potentially be immediately accretive to our organization. It is our primary goal to increase shareholder value through the continued execution of these strategies.

The future is bright for CBAI for a number of reasons, including; industry growth, consolidation opportunities, rapid development of new stem cell therapies, additional storage opportunities for various types of stem cells, and the increasing overall awareness of stem cell benefits from the world's populace.

Throughout 2005, we continued to demonstrate growth and solid financial performance. The consistent financial growth starts with our recognition of what the cord blood storage industry is truly about: **Customer Acquisition**. To understand this, a cord blood storage company needs to be savvy in marketing and attracting new customers, while providing these customers the highest quality product wrapped in a bundled service. This prevents an undue burden on new parents of having to work to get their cord blood stored. Cord Partners has done just that. We have bundled collection, testing, processing, shipping, and 24/7 service into one low price with several flexible payment plans. Healthcare providers and customers alike tell us time and time again, that we are simply the most efficient, customer friendly service provider in the cord blood banking industry.

As the future unfolds for our company and our industry, being the definitive leader in customer friendly strategies will be critical to our success. We anticipate customers will continue to demand more stem cell storage options, additional flexible payment plans, differentiation among types of stem cell stored, ease of collection, processing, testing and shipping, and a bundled package to ensure minimal efforts to have stem cells privately stored.

Revenue producing subsidiaries:

Cord Blood America, Inc. experienced $2,277,523 in revenues in 2005. This is a 51% increase over 2004. Our gross profit for 2005 was $513,340, a 48% increase over 2004.

Financially speaking, our Cord Partners subsidiary repositioned our entire payment option strategy to provide more flexibility for parents to store their umbilical cord blood without immediate financial burden. This includes our revolutionary $269 per year plan, among our other flexible payment options. More importantly, this payment plan provided many customers with an affordable option that may have otherwise been unable to bank their child's cord blood.

As mentioned, at Cord Blood America we recognize that the cord blood storage industry is one of Customer Acquisition. For this reason, we acquired two advertising agencies in 2005. We intend to maximize the strengths of both agencies in our quest to increase our customer base, while leveraging advertising spend leading to greater overall marketing efficiencies.

One of the two ad agencies, our RainMakers International (RMI) subsidiary, also experienced tremendous growth in 2005. By enhancing the total services that RMI offered to its clients and adding a full time, national media director, we were able to achieve record level results.

The Family Marketing Inc. (FMI) subsidiary experienced similar growth patterns in 2005. By enhancing the total services that FMI offered to its clients, adding large, name brand clients, and launching new, effective advertising vehicles, FMI was also able to achieve record level results in 2005.

I'm often asked why CBAI, a cord blood stem cell company, owns 2 advertising subsidiaries. The answer is quite simple: there are literally thousands of companies trying to get their message in front of expectant parents, and each company spends large sums of money to do so. By owning and operating our own ad agencies, it allows us minimize our advertising spend while maximizing our efficiencies in doing so. In addition to these benefits, we receive advertising dollars from other companies targeting the same audience. This results in a significant decrease in our own internal costs of advertising, while increasing overall revenues for CBAI. Increasing revenues from ad money, while decreasing ad costs and overall spend, helps CBAI in whole approach profitability much more rapidly. Pointing to the future, as stem cell storage becomes a more common practice worldwide, having the ability to monetize this large demographic of families spending income on family based products, will continue to strengthen our company as a whole.

With regards to net income, in fiscal 2005 CBAI achieved $0.17 net loss per common share, which is up from $0.06 for same period 2004. Looking deeper into the financials, you'll see that the increase in loss came from a number of sources. The majority of loss came from recognizing the $5M capital infusion as debt. We had to take on interest expenses, costs of equity, lawyers, accounting and other related fees for providing the necessary documentation to the SEC. Other costs include increased marketing costs and increased staff, all of which are focused on driving more sales for the organization. As we continue to approach profitability, we are confident that these losses directly related to raising capital will minimize. It is CBAI's mission to increase shareholder value, and we can only do so by approaching profitability, and relying less on capital influx from investment vehicles.

Non-revenue producing subsidiaries:

CBAI currently has two non-revenue producing subsidiaries at the end of 2005.

CBA Professional Services, Inc., known as BodyCells, Inc, collects, tests, processes and stores both adult peripheral stem cells and adipose tissue stem cells. We anticipate the actual sales of this product to start in third quarter 2006. Both offerings for BodyCells did not launch in 2005 due to delays in getting our laboratory partners ready to perform required services. The reasons CBAI is choosing to store these additional stem cell products are many. To simplify, essentially adults have never had the opportunity to store a perfect match of their own stem cells. Only recently has science been able to provide legitimate sources of these stem cells via adipose tissue and adult peripheral blood. Adipose tissue offers an excellent source of regenerative stem cells, and Adult Peripheral Stem Cells offer an excellent source for hematopoietic stem cells. An audience for storing these potentially life-saving stem cells does exist, and CBAI intends to be one of the first companies in the US to offer this service. Understand this, the future is upon us and the future is stem cells. We believe that offering multiple stem cell lines of service and getting these to the customer quickly and affordably will spotlight CBAI as a leading stem cell storage company in the industry.

Our other non-revenue generating subsidiary is CBA Properties, Inc. This subsidiary is simply a holding company for our trademarks, and could potentially be a holding company for future marks, and or intellectual property.

Other 2005 milestones:

Cord Blood America is pleased to announce it achieved several other significant milestones in 2005.

- In January of 2005, CBAI began trading publicly on the OTCBB.
- In February 2005, CBAI acquired its first ad agency RainMakers International, an acquisition that provided immediate revenue impact to the organization.
- In April of 2005, CBA acquired Family Marketing, Inc., another immediately impact driven acquisition.
- In September of 2005, CBAI launched its revolutionary $269/year plan. No other company in the industry had such a flexible payment option in 2005.
- Also, in September CBAI secured $5 million in funding via convertible financing, securing our long term financial health as an organization.

Looking to 2006 and beyond:

As we move forward through 2006, we believe the key to becoming a successful and profitable organization is simple. First and foremost, acquire customers. Secondly, we will add value to these customers by any and all available means. Cord Partners does this by providing a full service, 24/7 staff to assist in enrollment and coordinate the shipment of the cord blood. Our 24/7 customer service also includes the providing of our medical collection kits, timely laboratory reports, a single, bundled price for all services (collection, processing, testing, storage, shipping, kits and first year's storage fees). In addition to this, our value propositions grow by being licensed by all accrediting venues including states of New York and New Jersey, Pharmastem, and being registered with the FDA. We have also chosen a laboratory partner that shares our beliefs in extreme quality (Bergen Regional Community Blood Services of Paramus, NJ), and who holds several licenses from the most recognized of outlets including the American Association of Blood Banks.

Our other subsidiaries believe in this same value formula, which leads to an overall value added, client acquisition strategy. By capitalizing on our competitive pricing advantage and monetizing our customer and prospect database via the ad agencies, we firmly believe we are building a solid foundation of customers, which in turn, provides us with a solid foundation for future revenue growth.

As the barriers of entry in the industry continue to increase, CBAI has positioned itself on a rapid growth track to take advantage of foreseeable consolidation that we may witness as the industry matures. In 2006 CBAI intends to continue its aggressive growth tactics including: enhancing business to consumer sales strategies for organic growth, adding of outside sales representatives to drive our business to business channels at hospitals, OB/GYNs and other healthcare influencer levels, and pursuing strategic mergers and acquisition opportunities. We believe we have a strong, defensible strategy for continued success. Moving forward through 2006, CBAI will remain steadfast to these strategies while working hard to increase shareholder value.

I would like to personally express a heartfelt thank you to all investors who have continued to believe in and support Cord Blood America. We feel that 2005 was a tremendous year and look forward to continued success in 2006.

Warmest Regards,

Matthew L. Schissler
Chairman and Chief Executive Officer

CORD BLOOD AMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2005

ASSETS	
Current assets:	
Cash	$ 1,629,475
Certificates of Deposit	385,712
Accounts receivable, net of allowance for doubtful accounts of $5,938	154,374
Total current assets	2,169,561
Property and equipment, net	17,364
Deposits	21,394
Goodwill	12,077
Other assets	9,597
Total assets	$ 2,229,993
LIABILITIES AND CAPITAL DEFICIT	
Current liabilities:	
Accounts payable	$ 317,997
Accrued expenses	223,159
Deferred revenue	233,842
Due to stockholders	79,146
Capital lease obligations, current portion	4,439
Promissory notes payable, net of unamortized discount of $390,935	4,609,065
Total current liabilities	5,467,647
Capital lease obligations, net of current portion	3,374
Total liabilities	5,471,021
Capital deficit:	
Preferred stock, $.0001 par value, 5,000,000 shares authorized, no shares issued and outstanding	—
Common stock, $.0001 par value, 100,000,000 shares authorized 73,471,857 shares issued and outstanding	7,347
Additional paid-in capital	20,364,059
Deferred Consideration	(3,915,583)
Common stock held in treasury stock, 34,000,000 shares	(11,560,000)
Accumulated deficit	(8,136,851)
Total capital deficit	(3,241,028)
Total liabilities and capital deficit	$ 2,229,993

See the accompanying notes to consolidated financial statements.

CORD BLOOD AMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2005	Year Ended December 31, 2004
Revenue	$ 2,277,523	$ 1,503,702
Cost of services	(1,764,183)	(1,157,079)
Gross profit	513,340	346,623
Administrative and selling expenses	(4,779,060)	(1,949,148)
Loss from Operations	(4,265,720)	(1,602,525)
Interest expense	(1,867,844)	(79,051)
Other Income	7,433	—
Net loss before income taxes	(6,126,131)	(1,681,576)
Income taxes	—	—
Net loss	$ (6,126,131)	$ (1,681,576)
Basic and diluted loss per share	$ (0.17)	$ (0.06)
Weighted average common shares outstanding	35,261,989	26,163,359

See the accompanying notes to consolidated financial statements.

CORD BLOOD AMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock		Additional Paid-In	Treasury	Deferred	Accumulated	
	Shares	Amount	Capital	Stock	Compensation	Deficit	Total
Balances at December 31,2003	1,186,677		25,527			(329,144)	(302,364)
Sale of common stock	2,290	185,000	—			—	185,000
Stock issued for services	2,000	10,000	—			—	10,000
Recapitalization of Cord Partners, Inc.	24,996,410	(192,581)	192,581			—	—
Stock issued for services	20,000	2	4,998			—	5,000
Sale of common stock	392,400	39	98,061			—	98,100
Issuance of stock options for services	—	—	13,912			—	13,912
Issuance of debt with detachable warrants	—	—	84,033			—	84,033
Net loss	—	—	—			(1,681,576)	(1,681,576)
Balances at December 31, 2004	26,599,777	$ 3,713	419,112	—	—	(2,010,720)	(1,587,895)
Sale of common stock	185,000	18	52,982			—	53,000
Issuance of of common stock upon loan conversion	3,568,734	357	1,360,196				1,360,553
Recapitalization of Cord to RainMakers	2,485,823	(804)	804			—	—
Stock issued for services	4,832,523	483	999,152			—	999,635
Shares issued as compensation	800,000	80	127,920			—	128,000
Issuance of debt with detachable warrants	—	—	4,339,068		(4,339,068)	—	—
Issuance of debt with conversion features	—	—	200,000		—	—	200,000
Issuance of options to employees	—	—	113,153		(113,153)	—	—
Warrant Exercise	1,000,000	100	199,900			—	200,000
Issuance of options for services	—	—	995,172		(995,172)	—	—
Treasury Shares	34,000,000	3,400	11,556,600	(11,560,000)		—	—
Amortization of Deferred Compensation	—	—	—	—	1,531,810	—	1,531,810
Net loss	—	—	—			(6,126,131)	(6,126,131)
Balances at December 31, 2005	73,471,857	7,347	20,364,059	(11,560,000)	(3,915,583)	(8,136,851)	(3,241,028)

See the accompanying notes to consolidated financial statements.

CORD BLOOD AMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2005	Year Ended December 31, 2004
Cash flows from operating activities:		
Net loss	$ (6,126,131)	$ (1,681,576)
Adjustments to reconcile net loss to net cash used in operating activities:		
Issuance of stock for services	999,635	28,912
Conversion Feature	200,000	—
Loan Costs Paid in Cash	(416,790)	—
Amortization of Loan Costs - Walkey	63,025	—
Shares issued as compensation	128,000	—
Amortization of Deferred Consideration	1,531,810	21,008
Provision for uncollectible accounts	(25,377)	11,605
Depreciation	8,463	2,475
Amortization of discount on warrants	25,855	—
Changes in operating assets and liabilities:		
Accounts receivable	(29,595)	(85,961)
Deposits	(1,394)	(20,000)
Other assets	(7,535)	17,726
Accounts payable	(72,241)	249,031
Accrued expenses	(25,173)	271,218
Deferred revenue	8,120	110,596
Due to Related Party	—	15,215
Net cash used in operating activities	(3,739,328)	(1,059,751)
Cash flows from investing activities:		
Purchase of property and equipment	(10,110)	(11,344)
Redemption (Purchase) of certificates of deposit	75,000	(75,000)
Net cash provided by investing activities	64,890	(86,344)
Cash flows from financing activities:		
Proceeds from the issuance of notes payable	6,360,553	1,021,000
Payments on notes payable	(1,000,000)	(54,420)
Payments on capital lease obligations	(2,034)	(889)
Net repayments on line of credit	(6,484)	—
Proceeds from advance from officer	(19,442)	—
Payments on advance from officer	—	(30,706)
Proceeds from issuance of common stock	236,816	283,100
Net cash provided by financing activities	5,569,409	1,218,085
Net increase in cash	1,894,971	71,990
Cash and cash equivilents, at beginning of period, restated	120,216	48,226
Cash and cash equivilents, at end of period	2,015,187	120,216

See the accompanying notes to consolidated financial statements.

CORD BLOOD AMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2005	Year Ended December 31, 2004
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 220,022	$ 8,005
Supplemental disclosures of non-cash investing and financing activities:		
Discount on issuance of debt with detachable warrants	4,339,071	84,033
Acquisition of computer equipment under capital lease obligations	$ —	7,975
Debt repaid through issuance of common stock	$ 1,360,553	$ —

See the accompanying notes to consolidated financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION AND DESCRIPTION OF BUSINESS

Cord Blood America, Inc., formerly D&A Lending, Inc., (the "Company") was incorporated in the State of Florida on October 12, 1999. The Company is in the business of collecting, processing, and cryogenically storing umbilical cord blood. The Company's headquarters are located in Los Angeles, California.

Effective March 31, 2004, the Company entered into an Agreement for the Exchange of Common Stock (the "Agreement") with Cord Partners, Inc. ("Cord") where the Company issued 20,790,000 shares, for all of the outstanding stock of Cord. As a result of the Agreement, the shareholders of Cord owned approximately 83% of the outstanding shares of the Company, and Cord has been deemed the accounting acquirer (a reverse acquisition in which Cord is considered the acquirer for accounting purposes). Accordingly, the historical financial information presented for the periods prior to March 31, 2004 is that of Cord, which was incorporated on January 1, 2003. The results of operations of the Company have been included with the results of operations of Cord in the accompanying consolidated financial statements from the date of acquisition. As a result of this reverse acquisition, there were no assets acquired or liabilities assumed.

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. See Note 2 to the financial statements for a discussion of management's plans and intentions.

(b) BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Cord Blood America, Inc. ("Cord Blood") and its wholly owned subsidiaries, Cord Partners, Inc. ("Cord"), CBA Professional Services, Inc. D/B/A BodyCells, Inc. ("BodyCells"), CBA Properties, Inc. ("Properties"), Career Channel Inc, D/B/A Rainmakers International ("Rain") and Family Marketing, Inc. ("Family"). Significant inter-company balances and transactions have been eliminated upon consolidation.

(c) ORGANIZATION AND DESCRIPTION OF BUSINESS

Cord Blood, formerly D&A Lending, Inc., was incorporated in the State of Florida on October 12, 1999. Cord Blood's headquarters are located in Los Angeles, California.

Cord specializes in providing private cord blood stem cell preservation services to families.

BodyCells is a developmental stage company and is in the business of collecting, processing and preserving peripheral blood and adipose tissue stem cells allowing individuals to privately preserve their stem cells for potential future use in stem cell therapy.

Properties was formed to hold the corporate trademarks and any other intellectual property of Cord Blood.

Effective February 28, 2005, Cord Blood entered into a Purchase and Sale Agreement to purchase 100% of the outstanding shares of Rain through a share exchange. Because Cord Blood and Rain were entities under common control, this transaction was accounted for in a manner similar to pooling of interests. The shareholders of Rain were issued 3,656,000 shares of common stock in Cord Blood for all of their outstanding shares of Rain of which 1,170,177 was retroactively recorded prior to the purchase transaction. Accordingly, the consolidated financial statements for the year ended December 31, 2004 have been restated to reflect this transaction as if the combining companies had been consolidated for all periods presented.

Rain specializes in delivering leads to corporate customers through national television and radio campaigns.

Family specializes in delivering leads through internet based lead generation to corporate customers in the business of family based products and services.

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. See Note 2 to the financial statements for a discussion of management's plans and intentions.

(d) CERTIFICATES OF DEPOSIT

Cord Blood holds certificates of deposit. One of the certificates of deposit has a maturity of 30 days while the remaining certificates of deposit have maturities of 7 days. These certificates of deposit automatically renew at the end of each period. Cord Blood considers cash in the bank and cash equivalents that mature in 30 days or less as cash.

(e) ACCOUNTS RECEIVABLE

Accounts receivable consist of the amounts due for the processing and storage of umbilical cord blood, advertising, commercial production and internet lead generation. The allowance for doubtful accounts is estimated based upon historical experience. The allowance is reviewed periodically and adjusted for accounts deemed uncollectible by management.

(f) PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Routine maintenance and repairs are charged to expense as incurred while major replacement and improvements are capitalized as additions to the related assets. Retirements, sales, and disposals of assets are recorded by removing the cost and accumulated depreciation from the related asset and accumulated depreciation accounts with any gain or loss credited or charged to income upon disposition.

(g) DEFERRED REVENUE

Deferred revenue for Cord consists of payments for enrollment in the program and processing of umbilical cord blood by customers whose samples have not been collected, as well as the pro-rata share of annual storage fees for customers whose samples were stored during the year. For Cord customers who have enrolled in the Annual Payment Option, revenue is neither deferred nor recognized at the time the sample is collected. Instead, revenue is recognized in the amount of each payment as payment is received. Deferred revenue for Rain and Family consists of payments for per inquiry leads that have not yet been delivered.

(h) REVENUE RECOGNITION

We recognize revenue under the provisions of Staff Accounting Bulletin ("SAB") 104 "Revenue Recognition". Cord provides a combination of products and services to customers. This combination arrangement is evaluated under Emerging Issues Task Force (Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," ("EITF 00-21"). EITF 00-21 addresses certain aspects of accounting for arrangements under multiple revenue generating activities. CBA elected early adoption of EITF 00-21.

Cord recognizes revenue from both enrollment fees and processing fees upon the completion of processing while storage fees are recognized ratably over the contractual storage period unless the customer enrolls in the Annual Payment Option. For Cord customers who have enrolled in the Annual Payment Option, revenue is recognized in the amount of each payment as payment is received.

Rain generates revenue from packaged advertising services, including media buying, marketing and advertising production services. Rain's advertising service revenue is recognized when the media ad space is sold and the advertising occurs. Rain's advertising production service revenue is derived through the production of an advertising campaign including, but not limited to audio and video production, establishment of a target market and the development of an advertising campaign.

During the first quarter of fiscal year 2005, we reevaluated our application of Emerging Issues Task Force No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" (EITF 99-19), to the presentation of our revenues generated from packaged advertising services provided to our clients. Based on our evaluation, we have changed the manner in which we report revenues earned from certain client contracts in the Statement of Operations to the "Gross" basis. Prior to the first quarter of 2005, we reported such revenues on a "Net" basis. In order to provide consistency in all periods presented, revenues and costs of revenues for all prior periods have been reclassified to conform to the current period presentation. Such reclassifications had no effect on previously reported results of operations, total assets or accumulated deficit.
The effect of such reclassification on Cord Blood's net revenue for the year ended December 31, 2004 is as follows:

	Year ended December 31, 2004
Revenue, as previously reported	$1,186,730
Impact of reclassification to reflect gross revenue presentation	316,972
Revenue, as reclassified	1,503,702

Our revenue recognition policy involves significant judgments and estimates about the ability to collect. We assess the probability of collection based on a number of factors, including past transaction history and/or the creditworthiness of our clients' customers, which is based on current published credit ratings, current events and circumstances regarding the business of our client's customer and other factors that we believe are relevant. If we determine that collection is not reasonably assured, we defer revenue recognition until such time as collection becomes reasonably assured, which is generally upon receipt of cash payment.

(i) COST OF SERVICES

Costs for Cord are incurred as umbilical cord blood is collected. These costs include the transport of the umbilical cord blood from the hospital to the lab, the lab's processing fees and royalties. Cord expenses costs in the period incurred and does not defer any costs of sales. Costs for Rain include commercial productions costs, lead generation costs and media buys. Costs for Family include lead generation.

(j) ADVERTISING

Advertising costs are expensed when incurred. Advertising expense totaled approximately $731,000 and $600,000 for the years ended December 31, 2005 and 2004 respectively.

(k) INCOME TAXES

Cord Blood follows the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that included the enactment date.

(l) ACCOUNTING FOR STOCK COMPENSATION PLAN

Through December 31, 2005, Cord Blood accounted for its stock option plans using the intrinsic value based method of accounting, under which no compensation expense was recognized for stock option awards granted at fair market value. For purposes of pro forma disclosures under Statement of Financial Accounting Standards No. ("SFAS") 123, Accounting for Stock-Based Compensation, as amended by SFAS 148, Accounting for Stock-Based Compensation Transition and Disclosure, the estimated fair value of the stock options is amortized to compensation expense over the options' vesting period. The following table illustrates the effect on net loss and loss per share if the fair value based method had been applied to all outstanding awards in each period:

	Year ended December 31, 2005	Year ended December 31, 2004
Net loss, as reported	$(6,126,131)	(1,681,576)
Add: stock-based employee compensation expense included in reported net loss net of related tax effects	15,226	--
Deduct: total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	(102,179)	(27,823)
Pro forma net loss	$(6,213,084)	(1,709,399)
Basic and diluted loss per common share, as reported	$(0.17)	(0.06)
Basic and diluted loss per common share, pro forma	$(0.18)	(0.07)

The weighted average fair value at the date of grant for the options granted during the year ended December 31, 2005 was approximately $0.28 per common share. Cord Blood estimates the fair value of each stock option at the grant date using the Black-Scholes option-pricing model based on the following assumptions:

Risk free interest rate	4.06% - 4.39%
Expected life	10 years
Dividend yield	0%
Volatility	199.74%

(m) NET LOSS PER SHARE

Net loss per common share is calculated in accordance with SFAS No. 128, Earnings per Share. Basic net loss per share is computed by dividing the net loss by the weighted average common shares outstanding of 35,261,989 and 26,163,359 for the years ended December 31, 2005 and 2004, respectively. Cord Blood had 6,639,189 and 1,750,000 outstanding options to acquire common stock at December 31, 2005 and 2004, respectively, and warrants to purchase 23,570,000 and 1,000,000 shares at December 31, 2005 and 2004, which are not included in the computation of net loss per common share because the effects of inclusion are anti-dilutive.

(n) CONCENTRATION OF RISK

Relationships and agreements which potentially expose Cord Blood to concentrations of credit risk consist of Cord Blood's use of one source for the processing and storage of all umbilical cord blood and one source for the development and maintenance of a website. Cord Blood believes alternative sources are available for each of these concentrations.

Cord Blood also maintained cash balances at a financial institution which were in excess of federally insured limits by $1,783,000 at December 31, 2005.

(o) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(p) NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued Statement No. 123R, "Share-Based Payment," which requires companies to recognize in the statement of operations all share-based payments to employees, including grants of employee stock options, based on their fair values. Accounting for share-based compensation transactions using the intrinsic method supplemented by pro forma disclosures will no longer be permissible. The new statement will be effective for public entities that file as a small business issuer as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The impact of adopting FASB Statement No. 123R has not yet been determined.

(2) MANAGEMENT'S PLANS AND INTENTIONS

Cord Blood's consolidated financial statements have been prepared assuming it will continue as a going concern. Cord Blood has experienced recurring net losses from operations, which losses have caused an accumulated deficit of approximately $8,136,900 as of December 31, 2005. In addition, Cord Blood has consumed cash in its operating activities of approximately $3,802,400 and has a working capital deficit of approximately $3,298,100 as of December 31, 2005. These factors, among others, raise substantial doubt about Cord Blood's ability to continue as a going concern.

Management has been able, thus far, to finance the losses, as well as the growth of the business, through private placements of its common stock, the issuance of debt and proceeds from the Equity Distribution Agreement and Securities Purchase Agreement. Cord Blood is continuing to attempt to increase revenues within its core businesses. In addition, Cord Blood is exploring alternate ways of generating revenues through offering additional stem cell services and acquiring other businesses in the stem cell industry. The ongoing execution of Cord Blood's business plan is expected to result in operating losses over the next twelve months. There are no assurances that Cord Blood will be successful in achieving its goals of diversifying revenue streams and achieving profitability.

In view of these conditions, Cord Blood's ability to continue as a going concern is dependent upon its ability to meet its financing requirements, and to ultimately achieve profitable operations. Management believes that its current and future plans provide an opportunity to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that may be necessary in the event Cord Blood cannot continue as a going concern.

(3) PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2005:

	ESTIMATED USEFUL LIVES	December 31, 2005
Furniture and fixtures	5 years	$10,368
Computer equipment	3 years	19,464
		29,832
Less accumulated depreciation		(12,468)
		$17,364

For the years ended December 31, 2005 and 2004, depreciation expenses totaled $8,463 and 2,475 respectively.

(4) ACCRUED EXPENSES

The components of accrued expenses at December 31, 2005 are summarized as follows:

	December 31, 2005
Accrued salaries and benefits	$117,941
Deferred rent	22,971
Accrued interest	9,722
Accrual for lawsuit	47,550
Other	24,975
	$223,159

(5) CAPITAL LEASE OBLIGATIONS

Through December 31, 2005, Cord Blood entered into capital leases for computer equipment. The capital leases expire at various dates in 2007 and 2008. Assets under capital lease are capitalized using interest rates appropriate at the inception of the lease. At December 31, 2005, these leased assets are included in property and equipment as computer equipment amounting to $12,933.

Accumulated amortization and amortization expense amounted to $7,470 and 6,850 as of and for the year ended December 31, 2005. Accumulated amortization and amortization expense amounted to $620 and $620 as of and for the year ended December 31, 2004. Amortization expense is included as a component of depreciation expense. As of December 31, 2005, future minimum lease payments under capital lease obligations are as follows:

TWELVE-MONTHS ENDED DECEMBER 31,	
2006	$5,128
2007	4,068
2008	513
Total minimum lease payments	9,709
Less amounts representing interest	(1,896)
	7,813
Less current portion	(4,439)
	3,374

(6) NOTES AND LOANS PAYABLE

In August, September and October 2004, Cord Blood issued three unsecured promissory notes to an unrelated party. The first note (the "First Note") for $500,000 bearing interest at 8% per annum, the second note (the "Second Note") for $250,000 bearing interest at 10% per annum and the third note (the "Third Note") for $250,000 bearing interest at 10% to the same party.

The Second Note and the Third Note each contained detachable warrants to purchase 500,000 shares (1,000,000 in total) of common stock at an exercise price of $0.1875 per share and can be exercised at any time prior to September 2009. The estimated relative fair value of the warrants of approximately $84,000 was recorded as a debt discount in 2004 and was amortized to interest expense over the terms of the Second Note and the Third Note.

At December 31, 2005, all notes have been re-paid in full. During the year ended December 31, 2005, $65,833 of interest had been incurred while $93,333 of interest had been paid on these notes.

In March 2005, Cord Blood entered into a Standby Equity Distribution Agreement (the "Equity Agreement") with Cornell Capital Partners L.P. ("Cornell") whereby Cord Blood may sell up to $5,000,000 of Cord Blood's common stock to Cornell at Cord Blood's discretion over a 24-month period. The Equity Agreement allows the Company to sell shares of common stock to the investor group in incremental advances not to exceed $250,000. The shares of common stock issued at each advance are calculated based on 98% of the lowest volume weighted average price of Cord Blood's common stock for the five day period after the request for an advance is received. The investment company also receives a 5% fee for each advance. The Equity Agreement called for the issuance of 1,239,029 shares of common stock as a one time commitment fee. Prior to any advances, as funded through the issuance of shares of common stock, Cord Blood must file, and the Securities and Exchange Commission must declare effective a registration statement registering the resale of Cord Blood's securities in accordance with the Equity Agreement.

In connection with the Equity Agreement, Cord Blood entered into a Placement Agency Agreement (the "Agent Agreement") with a registered broker-dealer to act as the placement agent for Cord Blood as the shares issued in connection with the Equity Agreement are issued. The Agent Agreement called for a placement agent fee of $10,000 paid by the issuance of 51,626 shares of Cord Blood's common stock.

On April 27, 2005, Cord Blood issued a promissory note to Cornell in the amount of $350,000. The promissory note accrues interest at a rate of 12% per annum and is due and payable nine months from the date of issuance. On April 28, 2005, $175,000 of the $350,000 loan was funded by Cornell. Pursuant to the terms of the note Cord Blood issued Cornell a detachable warrant to purchase 1,000,000 shares of common stock at an exercise price of $0.20 per share. The estimated relative fair value of the warrants of approximately $163,000 was recorded as interest expense. In July 2005, Cornell exercised its right to purchase 1,000,000 shares at $0.20 per share.

On June 21, 2005, Cord Blood issued an Amended and Restated Promissory Note to Cornell in the amount of $600,000 which replaced the Promissory Note dated April 27, 2005 and received $300,000 towards this amended and restated Promissory Note. The Promissory Note accrues interest at 12% per annum. These promissory notes were re-paid with the proceeds of a stock issuance in 2005.

On July 13, 2005 Cord Blood issued a promissory note in the amount of $500,000. The principal amount of $500,000 was funded to Cord Blood on July 14, 2005. The promissory note is non-interest bearing unless and until there is an event of default. The note is due and payable on or before August 1, 2005. Cord Blood shall make two weekly scheduled payments with the first payment due and payable on July 25, 2005, and the succeeding scheduled payment shall be due and payable on August 25, 2005. Payment was made on July 25, 2005 from the proceeds of a stock issuance.

During 2005, Cord Blood re-paid $1,360,553 in interest and principal on an outstanding loan with Cornell through the proceeds of issuing 3,568,734 shares of common stock. At December 31, 2005, $0 was owed relating to these loans.

On September 9, 2005, Cord Blood entered into a Securities Purchase Agreement (the "SP Agreement") with Cornell. Pursuant to the SP Agreement, Cord Blood issued $5,000,000 in secured convertible debentures (the "Debentures"), of which $3,500,000 was delivered on September 9, 2005 and $1,500,000 was funded on December 28, 2005. The Debentures mature in 24 months and accrue interest at 12% per year. The Debentures are convertible into Cord Blood's common stock at a pre-determined share price of $0.35 per share. The Debentures are secured by substantially all of Cord Blood's assets.

In connection with the SP Agreement, three warrants were issued to Cornell for the purchase of a total of 22,570,000 shares of Cord Blood's common stock. All three warrants were immediately exercisable for a 5-year period, expiring on September 9, 2010. The first two warrants total 14,285,000 shares of common stock at an exercise price of $0.35 per share. The third warrant is for 8,285,000 shares of common stock at an exercise price of $0.40 per share. The estimated fair value of the warrants is approximately $4,175,806, was recorded as deferred consideration against equity and is being amortized to interest expense over the life of the Debentures. At the date of issuance, Cord Blood's common stock price was $0.31 per share. At December 31, 2005, approximately $393,000 of the discount has been amortized to interest expense relating to these warrants.

On December 26, 2005, Cord Blood and Cornell amended and restated the $3,500,000 Debentures dated September 9, 2005 and funded the $1,500,000 Debentures pursuant to the Second Closing on December 28, 2005. The SP Agreement and the Registration Rights Agreement dated September 9, 2005 were also amended. The agreement states that Cord Blood shall issue and sell to Cornell, and Cornell shall purchase Five Million Dollars ($5,000,000) of secured convertible debentures, which shall be convertible into shares of Cord Blood's common stock, par value $0.0001, of which Three Million Five Hundred Thousand Dollars ($3,500,000) has been funded as of September 9,

2005 and One Million Five Hundred Thousand Dollars ($1,500,000) was funded on December 28, 2005 for a total purchase price of Five Million Dollars ($5,000,000). The interest rate has been amended to 10% per annum and the principal together with accrued but unpaid interest is due on or before December 23, 2008.

The SP Agreement was amended to state Cord Blood shall pay Cornell or its designees a non refundable commitment fee of $375,000 (equal to seven and one half percent (7.5%) of the $5,000,000 Purchase Price), of which $262,500 has been paid at the First Closing, and the remaining $112,500 was paid at the Second Closing. It also states Cord Blood agrees to take any and all appropriate action necessary to increase its authorized common stock to two hundred million (200,000,000) by March 1, 2006. The increase in authorized shares will be voted on at the Company's Annual Meeting of Shareholders.

The Investor Registration Rights Agreement that was entered into by Cord Blood and Cornell concurrently with the SP Agreement was amended to state the number of shares to be registered on the Initial Registration Statement, as defined in the Registration Right Agreement, is to be 60,000,000 shares underlying the Debentures and must be filed no later than January 15, 2006. However, due to unforeseen delays, the deadline was extended to February 13, 2006. The number of shares to be registered on the Second Registration Statement, as defined in the Registration Right Agreement, to be filed no later than thirty (30) days after Cord Blood has increased its authorized common stock to at least two hundred million (200,000,000) shares, are as follows:

a. Such number of shares of Common Stock equal to five (5) times the total principal balance of the Convertible Debentures remaining at the time the Second Registration Statement is filed divided by the conversion price in effect at the time the Second Registration Statement is filed.

b. 7,000,000 Shares underlying the Warrant dated 9/9/05

c. 7,285,000 Shares underlying the Warrant dated 9/9/05

d. 8,285,000 Shares underlying the Warrant dated 9/9/05

(7) COMMITMENTS AND CONTINGENCIES

AGREEMENTS

Cord is operating under an agreement with a not-for-profit company, Bergen Community Regional Blood Center, to process, test and store all umbilical cord blood samples collected. The agreement has a 10-year term, beginning June 30, 2002, and can be terminated by either party giving a 90-day notice. If the agreement is not terminated within 120-days of the end of the initial term, the agreement will renew on an annual basis for successive one-year terms.

In February 2004, Cord entered into a Receivables Agreement with a financing company whereby, at the customer's discretion, the products and services purchased from Cord can be financed through an unrelated finance company. Cord paid a $500 origination fee in conjunction with executing the Receivables Agreement. During the years ended December 31, 2005 and 2004, Cord sold approximately $70,830 and $32,900, respectively in receivables. As of December 31, 2005, approximately $12,000 is held for default by the financing company, which is included in accounts receivable. The receivables will be released to Cord in January or July, whichever occurs first, following the one year anniversary of when the receivable was initially sold. Effective September 1, 2005, Cord is no longer offering financing through the above third party to its customers.

In March 2004, Cord entered into a Patent License Agreement with the holder of patents utilized in the collection, processing, and storage of umbilical cord blood to settle litigation against Cord for alleged patent infringements. The Patent License Agreement calls for royalties of 15% of processing and storage revenue, with a minimum royalty of $225 per specimen collected, on all specimens collected after January 1, 2004 until the patents expire in 2010. During the years ended December 31, 2005 and 2004, Cord incurred approximately $192,500 and $121,800 respectively, in royalties to the Patent License Agreement. At December 31, 2005, approximately $49,000 is included in accounts payable relating to these fees.

OPERATING LEASE

In 2005 and 2004, Cord Blood entered into non-cancelable operating leases for office space and computer software which expire through October 2009. Commitments for minimum future rental payments, by year and in the aggregate, to be paid under the operating leases as of December 31, 2005, are as follows:

2006	$94,851
2007	96,126
2008	94,865
2009	94,929
2010	94,822
	$475,593

The total lease payments are recorded as rent expense on a straight-line basis over the lease periods, resulting in a deferred rent liability of $22,383, which is included in accrued expenses in the accompanying balance sheet. Total lease expense for operating leases, including those with terms of less than one year, amounted to approximately $98,300 and $49,000 for the years ended December 31, 2005 and 2004, respectively.

LITIGATION

In June 2005, we received a complaint filed in the United States District Court of the Western District of Washington by Merrill Corporation, a Minnesota corporation, naming as defendants Cord Blood and Cord. The complaint alleges that the defendants owe Merrill Corporation, the Plaintiff, $109,000 for work performed and products provided plus attorneys' fees, costs, applicable service charges and penalties. The complaint seeks judgment in the principal amount, plus applicable service charges and penalties; an award of post-judgment interest on all amounts; attorney's fees and costs and for such other and further relief as the Court deems just and equitable.

In January 2006, both parties executed a Settlement and Release Agreement ("Agreement") to compromise and settle the litigation. Pursuant to the Agreement, Cord Blood paid Merrill Corporation $109,000 in cash.

EMPLOYMENT AGREEMENTS

Cord Blood entered into five-year employment agreements with two executive officers, the Chairman of the Board and Chief Executive Officer ("CEO") and the former President and Chief Operating Officer ("COO"). Pursuant to the employment agreements, the CEO and the COO received annual salaries of
$125,000 through December 31, 2004. The annual salaries increased to $150,000 as of January 1, 2005 and $175,000 as of January 1, 2006. The annual salaries are thereafter adjusted in accordance with changes in the cost of living index. The employment agreements also entitle the CEO and COO to receive performance bonuses from time to time determined by the Board of Directors and certain fringe benefits. The employment agreements are subject to non-competition and confidentiality requirements.

In July 2005, Cord Blood entered into five year employment agreements with two executive officers. Pursuant to the employment agreements, the Chief Financial Officer, ("CFO") and the Chief Technology Officer ("CTO") each receive annual salaries of $96,000 through December 31, 2005, increasing to $108,000 as of January 1, 2006 and $120,000 as of January 1, 2007. The salaries are adjusted in accordance with changes in the cost of living index. The CFO and CTO are entitled to receive performance bonuses as may from time to time be determined by the Board of Directors and certain fringe benefits. The employment agreements are subject to non-competition and confidentiality requirements.

On December 31, 2005, the employment agreement, dated April 29, 2004, between Cord Blood and its Chairman and Chief Executive Officer, Matthew L. Schissler, was terminated effective close of business December 31, 2005.

On December 31, 2005, the employment agreement dated April 29, 2004 between Cord Blood and its former President and Chief Operating Officer, Stephanie Schissler, was terminated effective close of business December 31, 2005. Ms. Schissler will act as a consultant to Cord Blood pursuant to a one year consulting agreement. On

December 31, 2005, the employment agreement, dated July 13, 2005, between Cord Blood and its Chief Financial Officer, Sandra Smith, was terminated effective close of business December 31, 2005.

On December 31, 2005, the employment agreement, dated July 13, 2005, between Cord Blood and its Chief Technology Officer, Noah J. Anderson, was terminated effective close of business December 31, 2005.

(8) INCOME TAXES

The Company has loss carryforwards that it can use to offset a certain amount of taxable income in the future. The loss carryforwards are subject to significant limitations due to change in ownership. The Company is currently analyzing its amount of loss carryforwards, but has recorded a valuation allowance for the entire benefit due to the uncertainty of its realization.

(9) RELATED PARTY TRANSACTIONS AND COMMITMENTS

In prior years, the Company received non-interest bearing advances from officers of Cord Blood. In November 2005, $15,000 of this advance was repaid and the balance remaining amounted to $79,146 at December 31, 2005.

In January 2003, Cord entered into a Web Development and Maintenance Agreement (the "Web Agreement") for the development and maintenance of a website with a company whose president is a member of the board of directors of Cord Blood. The Web Agreement stipulates that Cord does not own the website; however, Cord maintains a license to utilize the site as long as the Web Agreement is in effect. The Web Agreement calls for commissions to be paid on sales and requests for information resulting in a sale generated through the website. The Web Agreement has an initial three-year term and renews automatically for additional three-year periods unless either party provides written notice at least 30 days prior to the end of the term.

In March 2004, Cord cancelled the existing Web Agreement and signed a new Web Design and Maintenance Agreement. The new agreement replaces the commission payments with a flat monthly fee of $5,000 per month from March 2004 through May 2004 and $10,000 per month from June 2004 until termination of the Web Agreement. The new agreement also calls for the issuance of 150,000 stock options with an exercise price of $0.25 per share, issued in April 2004, followed by another 150,000 stock options to be issued one year later at an exercise price of $1.00 per share which were issued subsequent to September 30, 2005. The new Web Agreement expired on March 31, 2006. We are in the process of creating a new agreement.

During the years ended December 31, 2005 and 2004, Cord incurred approximately $138,100 and $60,800, respectively, relating to the web development agreements. At December 31, 2005, Cord did not owe any money relating to these web development agreements.

In April 2005, Family entered into an exchange agreement with Family Marketing, LLC where Family must pay quarterly royalty fees to Family Marketing, LLC. The president of Family Marketing, LLC is a member of the board of directors of Cord Blood. Royalty fees are calculated as 2% of gross profit. During the year ended December 31, 2005, Family incurred approximately $3,197 in royalty fees.

(10) STOCK OPTION AND WARRANT AGREEMENTS

During 2004, Cord Blood entered into a series of stock option agreements with directors and certain employees of Cord Blood. The agreements call for the issuance of a total of 1,600,000 options which vest over a 4-year period at an exercise price of $0.25 per share.

During 2004, Cord Blood entered into a stock option agreement in connection with a Web Development Agreement (see Note 9). The agreement calls for the issuance of 150,000 options which vest over a 4-year period at an exercise price of $0.25 per share. In connection with these options issued, Cord Blood recognized an expense of approximately $13,900, which is included in the accompanying financial statements.

During the year 2005, the company issued 2,051,400 options to employees as compensation. The strike price ranged from $0.20 - $0.51 and the total intrinsic value of the options was $113,153. Total expense was $15,226 during the year 2005.

During the year 2005, the company issued 86,000 options for consulting services ranging in stirke price from $0.20 - $0.33. The value was $18,235. Total expense was $5,785 during the year 2005.

During the year 2005, the company issued 318,610 options to related party vendors for carrying past due balances. The strike price ranged from $0.18 - $0.25 and the value was $186,318. Total expense was $186,318 during the year 2005.

During the year 2005, the company issued 483,179 options to certain employees for loaning money to the company. The strike price ranged from $0.18 - $0.33 and the value was $191,303. Total expense was $191,303 during the year 2005.

During the year 2005, the company issued 200,00 options as compensation to its directors. All options had a strike price of $0.25 and the value was $73,898. Total expense was $52,336 during the year 2005.

During the year 2005, the company issued 150,000 options for services. The options had a strike price of $1.00 and a value of $28,522. Total expense was $2,377 during the year 2005.

In September 2005, 1,600,000 options at $0.31 were issued to the Chief Executive Officer of Cord Blood in exchange for that officer placing 7,770,000 shares of common stock owned by such officer in escrow to be used as collateral for the Securities Purchase Agreement. The fair value of these options is approximately $527,100.

The following table summarizes stock option activity for the years ended December 31, 2005 and 2004.

	SHARES UNDER OPTION	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE
Outstanding at December 31, 2003	--	$ --
Granted	1,750,000	0.25
Exercised	--	--
Expired/forfeited	--	--
Outstanding at December 31, 2004	1,750,000	$ 0.25
Granted	4,889,189	0.28
Exercised	--	--
Expired/forfeited	--	--
Outstanding at December 31, 2005	6,639,189	$0.28
Exercisable at December 31, 2005	712,500	
Weighted Average Fair Value of Options Granted in 2005		$0.33

The weighted average fair value at the date of grant for the options granted during the years ended December 31, 2005 and 2004 was approximately $0.33 and $0.09, respectively, per common share. Cord Blood estimates the fair value of each stock option at the grant date using the Black-Scholes option-pricing model based on the following assumptions:

Risk free interest rate	4.39%
Expected life	10 years
Dividend yield	0%
Volatility	199.74%

The following table summarizes the stock options outstanding and exercisable at December 31, 2005:

OUTSTANDING				EXERCISABLE	
EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
$ 0.25	1,750,000	8 years, 4 months	$ 0.25	550,000	$ 0.25
$ 0.25	506,000	9 years	$ 0.25	--	--
$ 0.34	7,250	9 years, 3 months	$ 0.34	--	--
$ 0.29	8,250	9 years, 6 months	$ 0.29	--	--
$ 0.18	256,941	9 years, 6 months	$ 0.18	--	--
$ 0.25	660,400	9 years, 6 months	$ 0.25	--	--
$ 0.25	400,000	9 years, 7 months	$ 0.25	150,000	$ 0.25
$ 0.33	189,848	9 years, 7 months	$ 0.33	--	--
$ 0.31	1,600,000	9 years, 9 months	$ 0.31	--	--
$ 0.51	62,000	9 years, 9 months	$ 0.51	--	--
$ 1.00	150,000	9 years, 10 months	$ 1.00	--	--
$ 0.25	1,000	9 years, 10 months	$ 0.25	--	--
$0.22	22,500	10 years	$0.22	--	--
$0.20	1,025,000	10 years	$0.20	12,500	$0.20
	6,639,189			712,500	

The following table summarizes the warrants outstanding and exercisable at December 31, 2005:

	NUMBER OF WARRANTS OUTSTANDING	EXERCISE PRICE	MATURITY DATE	
	1,000,000	$0.1875	09/16/2009	
	14,285,000	$0.35	09/09/2010	
	8,285,000	$0.40	09/09/2010	
	23,570,000			

(13) PREFERRED STOCK

At inception, Cord Blood had 5,000,000 shares of preferred stock authorized. In March 2004, the board of directors of Cord Blood amended the company's articles of incorporation to establish a $.0001 par value for the preferred stock. No preferred stock has been issued to date.

(14) COMMON STOCK

At inception, Cord Blood had 50,000,000 shares of non-par common stock authorized.

In January 2004, Cord Blood issued 2,000 shares of common stock for professional services. The services were valued at $10,000.

In March 2004, Cord Blood sold 2,290 shares of common stock for $185,000.

In March 2004, the board of directors of Cord Blood amended their articles of incorporation to authorize 100,000,000 shares of $.0001 par value common stock.

Effective March 31, 2004, Cord Blood entered into an Agreement for the Exchange of Common Stock (the "Agreement") with Cord where Cord Blood issued 20,790,000 shares, for all of the outstanding stock of Cord.

In April 2004, the board of directors of Cord Blood declared and paid a two for one stock split, affected as a stock dividend to its shareholders. Amounts in the accompanying financial statements have been retroactively changed to reflect this stock split.

In April 2004, Cord Blood issued 20,000 shares of common stock to former employees of Cord in connection with the termination of employment agreements. The stock was valued at $5,000, was charged to income in the three month period ended June 30, 2004 and is included in selling, general, and administrative expenses.

In June 2004, Cord Blood sold 280,000 shares of common stock through a private placement at $.25 per share for $70,000.

In December 2004, Cord Blood sold 112,400 shares of common stock through a private placement at $.25 per share for $28,100.

During the year 2005, the company issued 3,141,867 shares for services. These services were valued at $659,638.

During the year 2005, the company issued 1,200,001 shares to officers of the company as compensation. The total value of these shares on the date of issuance was $208,000.

During the year 2005, we issued 185,000 shares in a private placement. The total cash value of the stock on the date of issuance was $53,000.

In February 2005, we entered into a purchase and sale agreement to acquire 100% of the outstanding shares of Rain, through a share exchange. Because Rain and Cord Blood were entities under common control, this transaction will be accounted for in a manner similar to a pooling of interests. We issued 3,656,000 shares of common stock for all of the outstanding shares of Rain of which 1,170,177 was retroactively recorded prior to the purchase transaction.

On March 28, 2005, we issued 1,290,665 shares of our common stock in relation to the Equity Distribution Agreement with Cornell Capital Partners. The total cash value of the stock on the date of issuance was $260,000.

In April 2005, we entered into a purchase and sale agreement to acquire 100% of the outstanding shares of Family through a share exchange. We will issue 95,200 shares of common stock for all of the outstanding shares of Family. Family was owned by a member of the board of directors and is in the business of internet advertising. As a result of the acquisition, the company expects to position itself in front of more expectant families through Family's marketing channels. As a result of the purchase, goodwill of $12,077 was recognized and is included in the accompanying condensed consolidated balance sheet as of December 31, 2005.

In July 2005, 1,000,000 warrants were exercised by Cornell Capital Partners L.P. The warrants had an exercise price of $0.20 per share.

During the three months ended September 30, 2005, Cord Blood issued a total of 3,568,734 shares the proceeds of which paid $1,360,553 in outstanding debt and interest to Cornell Capital Partners LP.

On September 7, 2005, 34,000,000 shares of common stock were issued to Cord Blood to serve as collateral to the Securities Purchase Agreement entered into with Cornell Capital Partners L.P.. These shares are held as treasury shares, in the accompanying financial statements. If Cord Blood defaulted on the loan these shares could potentially be sold into the market by Cornell Capital Partners and our current shareholders would experience dilution.

(15) SEGMENT REPORTING

SFAS 131 "Disclosures about Segments of an Enterprise and Related Information," requires that public business enterprises report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance.

Cord Blood has three operating segments. Cord generates revenues related to the processing and preservation of umbilical cord blood. Rain generates revenues related to television and radio advertising. Family generates revenues related to internet advertising. All of its long-lived assets are located in, and substantially all of its revenues are generated from within, the United States of America. The table below presents certain financial information by business segment for the year ended December 31, 2005:

	Umbilical Cord Blood	Radio/TV Advertising	Internet Advertising	Segments Total	Consolidated Total
Revenue from External Customers	$1,097,160	$1,106,029	$74,334	$2,277,523	$2,277,523
Interest Expense	1,659,688	8,156	0	1,667,844	1,667,844
Depreciation and Amortization	8,308	155	0	8,464	8,464
Segment Income (Loss)	(6,061,914)	2,363	61,854	(6,126,131)	(6,126,131)
Segment Assets	$2,120,141	$1,183	$108,669	$2,229,993	$2,229,993

The table below presents certain financial information by business segment for the year ended December 31, 2004:

	Umbilical Cord Blood	Radio/TV Advertising	Segments Total	Consolidated Total
Revenue from External Customers	$751,850	$751,852	$1,503,702	$1,503,702
Interest Expense	56,513	22,538	79,051	79,051
Depreciation and Amortization	1,406	1,069	2,475	2,475
Segment Income (Loss)	(1,762,955)	81,379	(1,681,576)	(1,681,576)
Segment Assets	$320,224	$13,850	$334,074	$334,074

(16) SUBSEQUENT EVENTS

EMPLOYEMENT AGREEMENTS

On January 1, 2006, Cord Blood entered into one-year employment agreements with three executive officers, Matthew L. Schissler, Sandra D. Smith and Noah J. Anderson (the "executive Agreements"). Pursuant to the Executive Agreements with Matthew L. Schissler, Mr. Schissler serves as Chairman and Chief Executive Officer of Cord Blood at an annual salary of $150,000 through December 31, 2006. The Executive Agreement entitles Mr. Schissler to receive a net year-end performance bonus of $25,000 as well as certain other benefits. Mr. Schissler is subject to non-competition and confidentiality requirements. Cord Blood may terminate Mr. Schissler's Executive Agreement at any time without cause. In such event, not later than the Termination Date specified in the Termination Notice (both as defined in the Executive Agreement), Cord Blood shall pay to Mr. Schissler an amount in cash equal to the sum of his Compensation determined as of the date of such Termination Notice through the remaining term of the Executive Agreement.

Pursuant to the Executive Agreement with Sandra Smith, Ms. Smith will serve as Chief Financial Officer of Cord Blood at an annual salary of $108,000 through December 31, 2006. The Executive Agreement entitles Ms. Smith to receive a quarterly performance bonus of up to $5,500 as well as certain other benefits. Ms. Smith is subject to non-competition and confidentiality requirements. Cord Blood may terminate this Executive Agreement at any time without cause. In such event, not later than the Termination Date specified in the Termination Notice (both as defined in the Executive Agreement, Cord Blood shall pay to Ms. Smith an amount in cash equal to the sum of her Compensation for 90 days determined as of the date of such Termination Notice Agreement (as defined in the Executive Agreement).

Pursuant to the Executive Agreement with Noah J. Anderson, Mr. Anderson will serve as Chief Technology Officer of Cord Blood and President of Family at an annual salary of $108,000 through December 31, 2006. The Executive Agreement entitles Mr. Anderson to receive a quarterly performance bonus of up to 10% of Gross Profit of Family, a year-end bonus of up to 10% of Net Income of Family as well as certain other benefits. Mr. Anderson is subject to non-competition and confidentiality requirements. Cord Blood may terminate this Executive Agreement at any time without cause. In such event, not later than the Termination Date specified in the Termination Notice (both as defined in the Executive Agreement), Cord Blood shall pay to Mr. Anderson an amount in cash equal to the sum of his Compensation for 90 days determined as of the date of such Termination Notice Agreement (as defined in the Executive Agreement).

RELATED PARTY TRANSACTIONS

On January 1, 2006, Cord Blood entered into a one-year consulting agreement with Stephanie Schissler, Cord Blood's former President and Chief Operating Officer. Ms. Schissler is the spouse of the Company's Chief Executive Officer. The agreement entitles Ms. Schissler to a $10,000 per month retainer and stock option incentives for her services in relation to strategic corporate planning and other business related matters. The agreement automatically renews for a second year, unless a 60 day written notice of cancellation is provided by either Cord Blood or Ms. Schissler.

COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS

On January 24, 2006, Cord, a Florida corporation and wholly-owned subsidiary of Cord Blood, a Florida corporation, completed the acquisition of certain assets from Cryobank for Oncologic and Reproductive Donors, Inc., a New York corporation ("CORD"), for the purchase price of $120,000 in cash and $140,000, or 703,518, unregistered shares of Cord Blood's common stock (the "Acquisition"). The Acquisition related to our collecting, testing, processing and preserving umbilical cord blood and included the assets and liabilities associated with approximately 750 umbilical cord blood samples, as well as three cryogenic freezers used for the storage of such umbilical cord blood samples. Pursuant to the terms of the acquisition agreement, Cord Blood registered the resale of the common stock CORD received in the Acquisition on a Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on February 13, 2006.

COMPENSATION OF DIRECTORS

On January 26, 2006, Cord Blood's board of directors approved a board compensation plan through 2008. Shares issued as compensation for one year of service in 2006 are based on the closing stock price on January 25, 2006 divided by $10,000. Shares issued as compensation for one year of service in 2007 and 2008 will be based on the closing stock price of the last business day of 2006 and 2007, respectively, divided by $10,000.

ELECTION OF DIRECTORS

On February 6, 2006, Timothy G. McGrath accepted his election by Cord Blood's Board of Directors to serve as a Board Member. The term begins on March 1, 2006 and extends through Cord Blood's annual meeting in 2008. Fifty-four thousand and fifty-four (54,054) restricted shares of CBAI stock will be issued as compensation for the first year of service. The number of shares received for compensation for 2007, will be calculated by dividing the closing stock price of the last business day of 2006 by $10,000. The number of shares received for compensation for 2008, will be calculated by dividing the closing stock price of the last business day of 2007 by $10,000. Mr. McGrath has served in an executive capacity for the past twelve years. From October 1999 thru September 2005 Mr. McGrath served as Vice President and Chief Financial Officer of Orphan Medical, Inc. There have been no transactions between Mr. McGrath and the Company or any of its subsidiaries that are required to be reported pursuant to Item 404(a) of Regulation S-B.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Cord Blood America, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Cord Blood America, Inc. and Subsidiaries (the "Company") as of December 31, 2005 and the related consolidated statements of operations, shareholders' equity, and cash flows for the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cord Blood America, Inc. and Subsidiaries as of December 31, 2005, and the results of their operations and cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has sustained recurring operating losses, continues to consume cash in operating activities, and has insufficient working capital and an accumulated deficit during the year ended December 31, 2005. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Rose, Snyder & Jacobs
A Corporation of Public Accountants

Encino, California
March 7, 2006

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Cord Blood America, Inc., and Subsidiaries:

We have audited the accompanying consolidated statements of operations, changes in capital deficit and cash flows of Cord Blood America, Inc. and Subsidiaries for the year ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of Cord Blood America, Inc. and Subsidiaries and their cash flows for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.

Orlando, Florida
March18, 2005, except for Note 1(b) in the 2005 financial statements as to which the date is May 27, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION:

This management's discussion and analysis of financial condition and results of operations is intended to provide investors with an understanding of Cord Blood America's ("Cord Blood's") past performance, financial condition and prospects. The following will be discussed and analyzed:

- Overview
- Financial Highlights for 2005
- Financial Condition and Results of Operations
- Critical Accounting Policies and Use of Estimates
- Liquidity and Capital Resources
- Business Outlook
- Risk Factors Related to Our Business
- Off-Balance Sheet Arrangements

OVERVIEW:

Cord Blood is an umbilical cord blood stem cell preservation company with a particular focus on the acquisition of customers in need of family based products and services. We also provide television, radio and internet advertising services to businesses that sell family based products and services.

We operate three core businesses:

- the umbilical cord blood stem cell preservation operations that are conducted by Cord Partners, Inc. ("Cord")
- the television and radio advertising operations that are conducted by Career Channel, Inc. D/B/A Rainmakers International ("Rain")
- the internet advertising operations that are conducted by Family Marketing, Inc. ("Family")

The umbilical cord blood stem cell preservation operations provide umbilical cord blood banking services to expectant parents throughout all 50 United States. Cord's corporate headquarters are located in Los Angeles, California. All cord blood testing, processing, and storage is conducted by our outsourced laboratory partner, Bergen Community Regional Blood Services, located in Paramus, New Jersey. We provide the following services to each customer:

- COLLECTION MATERIALS. We provide a medical kit that contains all of the materials necessary for collecting the newborn's umbilical cord blood at birth and packaging the unit for transportation. The kit also provides for collecting a maternal blood sample for later testing.
- FULL-TIME PHYSICIAN AND CUSTOMER SUPPORT. We provide 24-hour consulting services to customers as well as to physicians and labor and delivery personnel, including any instruction necessary for successful collection, packaging, and transportation of the cord blood & maternal blood samples.
- TRANSPORTATION. We coordinate the transportation of the cord blood unit to our laboratory partner, Community Blood Services, immediately following birth, anytime of day or night. This process utilizes a private medical courier, Quick International, for maximum efficiency and security.
- COMPREHENSIVE TESTING. At the laboratory, the cord blood sample is tested for stem cell concentration levels, bacteria and blood type. The maternal blood sample is tested for infectious diseases. We report these results to the newborn's mother.
- CORD BLOOD PRESERVATION. After processing and testing, the cord blood unit is cryogenically frozen in a controlled manner and stored in a secure liquid nitrogen freezer for potential future use. Data indicates that cord blood retains viability and function for at least fifteen years when stored in this manner and theoretically could be maintained at least as long as the normal life span of an individual.

Cord earns revenue two ways: through a one-time enrollment and processing fee and through an annually recurring storage and maintenance fee.

The television and radio advertising operations provide advertising and direct marketing customers a range of services including:

- the placement of advertising in both national and local television and radio outlets
- the production of advertising content, including television commercials and radio copy, which is outsourced to third party production companies
- advertising and marketing consulting services which can include assistance in not only developing an advertising program, but helping the client to develop the particular product or service, determine the appropriate market and design and implement an overall marketing program and strategy

A majority of Rain's revenues are realized through direct response media buys and per inquiry campaigns. For direct response, we currently buy television and radio schedules for our clients on a national and local level. Our national television outlets include Directv, DISH Network, Comcast Digital, national cable networks and various local cable interconnects. We buy time with numerous national radio networks including Premiere Radio, Clear Channel, Westwood One and Jones Radio Network, along with a variety of local radio stations. For per inquiry advertising, we focus on national campaigns. The placements are made using our internal media buyers and other agencies with whom we have formed strategic marketing alliances. We also generate revenues through the commercial production aspect of our business using production partners in Florida and California. Rain's operations are located in Carlsbad, CA.

Family, the internet advertising operation, owns and operates several lead generation web properties that produce internet leads for Cord Blood along with other family based companies. The primary purpose of Family is to be the internet marketing arm for Cord Blood. Website visitors are directed to our web properties through several methods including natural search, paid search, email and banners. We also utilize affiliate marketers to help drive traffic to our web properties while only incurring a fee if a qualified lead is generated. Our websites require a registration process which is beneficial in the following ways:

- By registering the user with the website, the user consents to receive follow up marketing from us on behalf of our advertisers
- By pre-qualifying registered users for certain offers based upon their demographic information
- By creating value in building a database of qualified leads with specific demographic information which can be used to market a number of products and services, enabling us to further monetize our website traffic

Family earns revenue on a cost per lead basis for any leads generated through our web properties. The cost of acquiring leads for Cord through traditional internet advertising methods has become increasingly expensive. Through the use of our web properties, we are able to monetize the cost of acquiring these leads and therefore offset these increasing costs. Family operates out of our corporate office in Los Angeles, CA.

FINANCIAL HIGHLIGHTS FOR 2005:

- Consolidated revenues increased 51% to $2,277,523 for the year ended December 31, 2005, compared to $1,503,702 for the year ended December 31, 2004.
- Consolidated Gross Profit increased 48% to $513,340 for the year ended December 31, 2005, compared to $346,623 for the year ended December 31, 2004.
- Total assets increased 568% to $2,229,993 as of December 31, 2005, from $334,074 as of December 31, 2004.
- Revenue of Cord increased 43% to $1,078,728 for the year ended December 31, 2005, compared to $751,850 for the year ended December 31, 2004.
- Revenue of Rain increased 48% to $1,113,459 for the year ended December 31, 2005 compared to $751,852 for the year ended December 31, 2004.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS:

As of December 31, 2005, total assets increased 568% to $2.2 million, compared to approximately $334,000 as of December 31, 2004. Items of significant increase included a 1255% increase in cash and a 414% increase in certificates of deposit. The increase in cash was partially due to the receipt of $5 million in funding from Cornell Capital Partners during 2005. Due to the acquisition of Family in April 2005, there was also an increase in goodwill.

As of December 31, 2005, total liabilities increased 182% to approximately $5,471,000 as compared to approximately $1,937,000 as of December 31, 2004. Significant items include a decrease in accounts payable of 19% which is attributed to the repayment of past due vendors during 2005. There was also a 18% decrease in accrued expenses which reflects the repayment of deferred 2004 payroll paid to an officer of Cord Blood during 2005. In addition, there was a 392% increase in notes payable net of unamortized discount due to the addition of the convertible debentures in 2005.

At December 31, 2005, we had a working capital deficit of $3,298,086. We will continue to carry a deficit until such time, if ever, that we can increase our assets and reduce our significant liabilities which are currently composed of notes payable, accounts payable and accrued expenses. While reducing the working capital deficit is our long-term goal we do not foresee this occurring in the near future.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2005 COMPARED TO THE YEAR ENDED DECEMBER 31, 2004

For the year ended December 31, 2005, revenue increased 52% to approximately $2.3 million, compared to approximately $1.5 million for the year ended December 31, 2004. There was a slight increase in revenue with the acquisition of Family in April 2005, but the majority of the increase was due to increased revenue of both Cord and Rain. We believe Cord experienced an increase in revenue due to:

- increased marketing efforts through print media and the internet;
- consistent communication with prospective customers through telephone, direct mail and e-mail;
- the addition of salespeople allowing us to reach a greater number of prospective clients and schedule more frequent follow-ups;
- more efficient sales efforts through the experience and knowledge gained by the retention of existing salespeople;
- the redesign of the packaging of our umbilical cord blood collection kit to increase awareness of the Cord Partners brand in hospitals and among consumers;
- an increase in repeat business from existing customers having additional children
- an increase in referrals by existing customers; and
- a price increase for cord blood enrollment and processing in January 2005 from $1,595 to $1,695.

We believe Rain experienced an increase in revenue due to:

- the addition of a major customer, Innovative Tax Relief, in January 2005;
- a number of existing customers increasing their direct response weekly budgets after successful campaigns on national radio and television outlets with Rain; and
- the expansion of our radio and television per inquiry networks generating more lead volume for our per inquiry clients.

For the year ended December 31, 2005, cost of services increased 52% to approximately $1.8 million compared to approximately $1.2 million for the year ended December 31, 2004. There was a slight increase in cost of services with the acquisition of Family in April 2005 but the majority of the increase was due to costs directly associated with increased sales of both Cord and Rain. We believe Cord experienced an additional increase in cost of services due to:

- the increase in cost of our newly packaged medical kit;
- our inability to take an early payment discount on our lab processing and storage fees for most of 2005; and
- an increase in the average medical courier service delivery fee.

We believe Rain experienced an additional increase in cost of services due to:

- our cost of commercial production increased; and
- our cost per inquiry increased.

For the year ended December 31, 2005, gross profit increased 48% to approximately $513,000 compared to approximately $347,000 for the year ended December 31, 2004. Because both revenue and cost of services increased at the same rate, gross profit increased at the same rate, as well.

For the year ended December 31, 2005, administrative and selling expenses increased 145% to approximately $4.8 million as compared to approximately $1.9 million for the year ended December 31, 2004.

Administrative and selling expenses increased as a result of several factors. First, compensation expense increased by approximately $1,137,700 in 2005, due to adding and retaining twelve full time and two part time employees, and an increase in salary and stock compensation of four executives. The addition of the new employees contributed to the approximate $32,100 increase in other employee related expenses, such as telephone and internet service expenses, computer licenses and service expense, parking expense and office supplies expense. Independent contractor expense increased by approximately $4,300. Insurance expense increased by approximately $25,200 as the result of additional coverage required by the Patent License Agreement with PharmaStem and the purchase of a Directors and Officers insurance policy. We incurred approximately $353,900 in finance and bank related charges for fees on carried balances and fees from the addition of multiple bank accounts, merchant accounts and company credit cards. Some of these fees were paid with options or shares of our stock. Expenses for development, maintenance and hosting of our websites increased by approximately $69,600 pursuant to the Web Development and Maintenance Agreement with Gecko Media. Travel expense increased by approximately $19,400. Additionally, we increased the number of print publications we advertised in leading to an increase of approximately $23,600 in print advertising expense during 2005. The production of marketing materials and associated postage and delivery expenses increased by approximately $145,100 as we experienced a significant increase in prospect customer inquires requiring increased distribution of consumer information guides. We also increased the number of direct mailings and the dispersal of brochures to medical professionals. We increased our internet advertising which led to an increase of approximately $60,300 in web advertising expense during 2005. During 2005, we engaged a public relations firm and in doing so incurred an increase in public relations expense of approximately $20,400. In October 2004, we relocated to a larger, traditional office space, which contributed to the increase in rent of approximately $59,600 in 2005. In 2005, a multi-year audit was performed on Rain, which we acquired on February 28, 2005. The audit, as well as other public company obligations, contributed to the increase in professional fees for auditing and legal services of approximately $153,700. We also saw an increase of approximately $383,100 in professional fees in relation to our financing agreements as well as business process consulting. There were approximately $351,100 in other public company related expenses, such as investor relations, public filings and stock transfer and issuance expenses. Depreciation expense increased approximately $6,000. Of the expenses above, finance fees on carried balances, audit and legal fees related to the acquisition of Rain and professional fees related to our financing agreements are non-recurring fees.

For the year ended December 31, 2005, interest expense increased 2366% to approximately $1,867,800 as compared to approximately $79,100 for the year ended December 31, 2004. The increase was in relation to promissory notes issued as part of an equity distribution agreement and interest on a convertible debenture agreement.

CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES:

We define critical accounting policies as those that are important to the portrayal of our financial condition and results of operations and require estimates and assumptions based on our judgment of changing market conditions and the performance of our assets and liabilities at any given time. In determining which accounting policies meet this definition, we considered our policies with respect to the valuation of our assets and liabilities and estimates and assumptions used in determining those valuations. We believe the most critical accounting issues that require the most complex and difficult judgments and that are particularly susceptible to significant change to our financial condition and results of operations include the following:

- determination of the level of allowance for bad debt;
- deferred revenue; and
- revenue recognition

During the first quarter of fiscal 2005, we reevaluated our application of Emerging Issues Task Force No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" (EITF 99-19), to the presentation of our revenues generated from packaged advertising services provided to our clients. Based on our evaluation, we have changed the manner in which we report revenues earned from certain client contracts in the Statement of Operations to the "Gross" basis. Prior to the first quarter of 2005, we reported such revenues on a "Net" basis. In order to provide consistency in all periods presented, revenues and costs of revenues for all prior periods have been reclassified to conform to the current period presentation. The reclassifications had no effect on previously reported results of operations, total assets or accumulated deficit.

Additional information about accounting policies can be found in Item 7 "Financial Information - Notes to Consolidated Financial Statements".

LIQUIDITY AND CAPITAL RESOURCES:

We have experienced net losses from operations of $4,465,720 and $1,602,525 for the years ended December 31, 2005 and 2004, respectively. At December 31, 2005, we had $1,629,475 in cash and $385,712 in certificates of deposit. We currently collect cash receipts from operations through three of our subsidiaries: Cord, Rain and Family. All corporate expenses such as legal, auditing, investor relations and interest are currently being paid through Cord. Cord's cash flows from operations are not currently sufficient to fund operations in combination with these corporate expenses. Because of this shortfall, we have had to obtain additional capital through other sources. On September 9, 2005, we received $3,500,000 in funding from the issuance of convertible debentures to Cornell Capital Partners in a private placement. On December 28, 2005, we received an additional $1,500,000. The $5,000,000 raised has been and will continue to be partially used to supplement the operating cash needed in 2006. Approximately $1,059,000 has been used to fully repay outstanding notes, including interest, and approximately $440,000 was used to pay past due balances with various vendors. A portion of the funding has also been used to develop a fourth subsidiary, BodyCells, Inc., which is still in the developmental phase. BodyCells will facilitate the collecting, processing and preserving of peripheral blood and adipose tissue stem cells allowing individuals to privately preserve their stem cells for potential future use in stem cell therapy. We believe we BodyCells will be operational during the second quarter of 2006. A portion of the funding has also been invested in Family, as we believe there is an excellent opportunity for growth through this subsidiary. Currently, Family has the highest margins of any of our subsidiaries with the potential of an attractive return on investment. Finally, we invested part of the funding into an asset purchase of approximately 750 umbilical cord blood samples, as well as three cryogenic freezers used for the storage of the umbilical cord blood samples from Cryobank for Oncologic and Reproductive Donors, Inc. This transaction increased Cord's revenue producing contracts by approximately 53%.

We project the combination of the capital raised through the issuance of the convertible debentures and our cash flows from operations will be sufficient to fund our operations through the majority of 2006. A critical component of our operating plan that may have a substantial impact on our continued existence is our ability to obtain capital through additional equity and/or debt financing. We do not anticipate adequate positive internal operating cash flow until such time as we can generate substantially greater revenues than we are generating at present.

Since inception, we have financed cash flow requirements through the issuance of common stock and warrants for cash, services and loans. As we expand our operational activities, we may continue to experience net negative cash flows from operations and we will be required to obtain additional financing to fund operations through equity offerings and borrowings to the extent necessary to provide working capital. Financing may not be available, and, if available, it may not be available on acceptable terms. Should we secure such financing, it could have a negative impact on our financial condition and our shareholders. The sale of debt would, among other things, adversely impact our balance sheet, increase our expenses and increase our cash flow requirements. The sale of equity would, among other things, result in dilution to our shareholders.

If our cash flows from operations are significantly less than projected, then we would either need to cut back on our budgeted spending, look to outside sources for additional funding or a combination of the two. If we are unable to access sufficient funds when needed, obtain additional external funding or generate sufficient revenue from the sale of our products, we could be forced to curtail or possibly cease operations.

Our Independent Registered Public Accountants have added an explanatory paragraph to their audit opinions issued in connection with our consolidated financial statements which states that our financial statements raise substantial doubt as to our ability to continue as a going concern. Adequate financing may not be obtained by us to meet our capital needs. If we are unable to generate profits and unable to continue to obtain financing to meet our working capital requirements, we may have to curtail our business sharply or cease operations altogether. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis, to obtain additional financing, and, ultimately, to attain profitability. Should any of these events not occur, we will be adversely affected and we may have to cease operations.

A large shortfall in projected cash flows may occur due to, but is not limited to, any of the following reasons:

- an extreme shift in the selection of our new Annual Payment Option plan by new customers;
- introduction of a competing stem cell product that would decrease interest in cord blood stem cell preservation;
- loss of market share to new or existing competitors;
- a major increase in the cost of our services;
- changes in company strategies that produce unforeseen adverse results;
- decreased visibility of the stem cell industry within the national media;
- a medical break-through deeming cord blood stem cell preservation obsolete; or
- poor economic factors leaving families with less disposable income.

The cash flows from operations of our second subsidiary, Rain, have typically been sufficient to cover the operating expenses incurred by Rain. However, during the second half of 2005, we experienced cash flow difficulties with Rain, which we believe were due to:

- the loss of our largest customer, as well as another large account that went out of business;
- an increase in the average cost per lead that the customer must pay for TV and radio which reduced or eliminated this method of advertising as an option for our smaller clients;
- an increase in direct response rates which reduced or eliminated this method of advertising as an option for our smaller clients;
- a decrease in unsold air time available for sale to our per inquiry clients due to the holiday season; and
- a decrease in marketing budgets of most of our clients in the financial services industry due to historically lower returns on television and radio campaigns during the fourth quarter of 2005.

These events caused a decrease in cash flows during the last six months of 2005. Because of these occurrences short-term inter-company interest free loans were made to Rain by Cord through December 2005 in order to supplement the cash flow deficiency. As of December 31, 2005, the loans totaled approximately $97,000. We believe the loans will be paid in full by the end of 2006. We do not foresee a cash flow deficiency in the future as sales and therefore cash receipts began to increase subsequent during the fourth quarter of 2005. Rain is currently able to fund its own operations through cash flows from operations due to an increase in sales. However, it is possible Rain may experience insufficient cash flows in the future due to, but not limited to, the following reasons:

- a loss of current customers to competitors;
- our inability to add new customers to our current customer base;
- increased pricing that leaves companies with smaller advertising budgets unable to continue to use our services;
- changes in company strategies that produce unforeseen adverse results;
- seasonal factors within the television and radio advertising industry; and
- poor economic factors leaving companies with smaller advertising budgets unable to continue to use our services.

The cash flows from operations of our third subsidiary, Family, are currently sufficient to cover its cash flow needs. We believe this will continue to be the case for the next twelve months.

Although no assurances can be given, we believe that our cash flow deficit will decrease as revenues and sales increase, expenses related to capital raising decrease and we develop more profitable channels.

On December 31, 2005, we held accounts receivable (net of allowance for doubtful accounts) of $154,374. Accounts receivable are generally kept current through punctual collection efforts.

Our sources of funding that are currently outstanding or available are as follows:

In August, September and October 2004, Cord Blood issued three unsecured promissory notes to an unrelated party. The first note for $500,000 bearing interest at 8% per annum, the second note for $250,000 bearing interest at 10% per annum and the third note for $250,000 bearing interest at 10% to the same party. The second and third note each contained detachable warrants to purchase 500,000 shares (1,000,000 in total) of common stock at an exercise price of $0.1875 per share and can be exercised at any time prior to September 2009. At December 31, 2005, all three notes were re-paid in full.

On March 22, 2005, Cord Blood entered into an Equity Distribution Agreement with Cornell Capital Partners. Under the Equity Distribution Agreement, we would sell to Cornell Capital Partners common stock for an aggregate purchase price of up to $5,000,000. On December 26, 2005, Cord Blood and Cornell Capital Partners agreed that it was in each party's best interest to terminate the Equity Distribution Agreement. On December 26, 2005, we entered into a Termination Agreement with Cornell Capital Partners to terminate the Equity Distribution Agreement and any and all agreements related to the Equity Distribution Agreement.

In March 2005, Cord received a $70,000 advance on future credit card sales. Repayment terms on this advance call for 17% of certain credit card sales until the sum of $94,682 has been paid. At December 31, 2005, the outstanding principal balance was $0.

On September 9, 2005, we entered into a Securities Purchase Agreement with Cornell Capital Partners L.P. ("Cornell"). Pursuant to the Securities Purchase Agreement, Cornell purchased secured convertible debentures from us in the original principal amount of $5,000,000, of which $3,500,000 was funded on September 9, 2005 and $1,500,000 was funded on December 28, 2005 (the "Notes"). The Notes mature on December 23, 2007 and accrue annual interest of 12%. These
Notes are also convertible at the holder's option at the lesser of (i) a conversion price equal to $0.35 or (ii) 96% of the lowest daily volume weighted average price of the common stock during the 30 trading days immediately proceeding the conversion date. The Notes are secured by substantially all our assets. The Notes may be redeemed by us at any time, in whole or in part, provided the closing price is less than $0.35 per share. Upon redemption we will pay a redemption premium of 10% of the principal amount being redeemed. Pursuant to an Investor Registration Rights Agreement we entered into with Cornell on September 9, 2005, we registered for resale 60,000,000 shares of our common stock that are issuable upon conversion of the Notes on a Registration Statement on Form SB-2 that was filed with the Securities and Exchange Commission on
February 13, 2006.

In connection with the SP Agreement, three warrants were issued to Cornell for the purchase of a total of 22,570,000 shares of Cord Blood's common stock. All three warrants were immediately exercisable for a 5-year period, expiring on September 9, 2010. The first two warrants total 14,285,000 shares of common stock at an exercise price of $0.35 per share. The third warrant is for 8,285,000 shares of common stock at an exercise price of $0.40 per share. The estimated fair value of the warrants is approximately $4,175,806, was recorded as deferred consideration against equity and is being amortized to interest expense over the life of the Debentures. At the date of issuance, Cord Blood's common stock price was $0.31 per share. At December 31, 2005, approximately
$393,000 of the value has been amortized to interest expense relating to these warrants.

On December 26, 2005, Cord Blood and Cornell amended and restated the $3,500,000 Debentures dated September 9, 2005 and funded the $1,500,000 Debentures pursuant to the Second Closing on December 28, 2005. The SP Agreement and the Registration Rights Agreement dated September 9, 2005 were also amended. The agreement states that Cord Blood shall issue and sell to Cornell, and Cornell shall purchase Five Million Dollars ($5,000,000) of secured convertible debentures, which shall be convertible into shares of Cord Blood's common stock, par value $0.0001, of which Three Million Five Hundred Thousand Dollars ($3,500,000) has been funded as of September 9, 2005 and One Million Five Hundred Thousand Dollars ($1,500,000) was funded on December 28, 2005 for a total purchase price of Five Million Dollars ($5,000,000). The interest rate has been amended to 10% per annum and the principal together with accrued but unpaid interest is due on or before December 23, 2008.

The SP Agreement was amended to state Cord Blood shall pay Cornell or its designees a non refundable commitment fee of $375,000 (equal to seven and one half percent (7.5%) of the $5,000,000 Purchase Price), of which $262,500 has been paid at the First Closing, and the remaining $112,500 shall be paid at the Second Closing. It also states Cord Blood agrees to take any and all appropriate action necessary to increase its authorized common stock to two hundred million (200,000,000) by March 1, 2006.

The Investor Registration Rights Agreement that was entered into by Cord Blood and Cornell concurrently with the SP Agreement was amended to state the number of shares to be registered on the Initial Registration Statement, as defined in the Registration Right Agreement, is to be 60,000,000 shares underlying the Debentures and must be filed no later than January 15, 2006. However, due to unforeseen delays, the deadline was extended to February 13, 2006. The number of shares to be registered on the Second Registration Statement, as defined in the Registration Right Agreement, to be filed no later than thirty (30) days after Cord Blood has increased its authorized common stock to at least two hundred million (200,000,000) shares, are as follows:

a. Such number of shares of Common Stock equal to five (5) times the total principal balance of the Convertible Debentures remaining at the time the Second Registration Statement is filed divided by the conversion price in effect at the time the Second Registration Statement is filed.
b. 7,000,000 Shares underlying the Warrant dated 9/9/05
c. 7,285,000 Shares underlying the Warrant dated 9/9/05
d. 8,285,000 Shares underlying the Warrant dated 9/9/05

If we default on any of the above agreements, we may have to curtail our business or cease operations.

BUSINESS OUTLOOK:

We are currently engaged in many new programs at various stages that we believe will have a positive impact on the future of Cord Blood. We are constantly seeking new and improved ways to produce positive financial results that are complimentary to our business. Below is a discussion of those new programs and strategies.

CORD

We believe the launch of Cord's Annual Payment option in September 2005 will positively impact Cord's ability to attract new customers and the overall growth and success of the business. One of the greatest challenges we encounter in acquiring new customers is the objection to the initial fee of $1,695. For many new parents, the fee can be difficult given the numerous expenses that come along with a new baby. To address this, we launched a new payment alternative, which allows parents to pay $269 six months after their child is born, and an additional 17 payments of $269 annually thereafter. This new Annual Payment Option provides an opportunity for families to consider banking their child's cord blood stem cells, when they previously may not have been able to afford it. To our knowledge, no other competitor in the private cord blood banking industry currently offers such a plan. Numerous marketing initiatives have been and will continue to be carried out to promote the new payment plan and create awareness both with existing prospects and other expectant families outside the company's database. Included in these efforts are a new print advertising campaign, direct mail solicitation, email solicitation, internet advertising, telesales, and baby fair attendance. Since the launch of this campaign, we have experienced greater acceptance of our marketing materials in Obstetrics and Gynecology practices as we are now able to differentiate ourselves from the competition.

Over the next twelve months, we plan to focus on executing the direct to consumer sales strategy that has been tested, analyzed and refined during 2004 and 2005. This includes a customer focused approach to generating and closing potential clients via print and internet advertising, direct mail solicitation, email solicitation, and telemarketing. The addition of new salespeople to an experienced and successful staff will enable us to better manage our existing, potential, and new customers, while improving the overall conversion rate and cost for acquiring clients. In 2006, we will improve our utilization of technology to create new sales process efficiencies. We believe this will enable Cord to increase prospective customer conversion while maintaining current staffing levels.

We will also continue to develop new channel sales opportunities through the addition of strategic referral partnerships with Obstetrics and Gynecology practices and other healthcare professionals. We believe that continuing to develop relationships with medical professionals who work closely with expectant families will further enhance our long-term growth and profitability. Over the next twelve months, we plan to accelerate the growth of our channel partnership programs by engaging a firm with existing medical sales representatives on staff to present Cord's physician partnership programs on a national scale to key healthcare providers. We have already seen improved results with an increase in enrollments of Obstetrics and Gynecology practices in our Physician Partnership program as well as an increase in customers referred to us by these physicians.

RAIN

While we had previously planned to focus on adding long form television infomercial buys, Hispanic media buys and call center management services to add revenue streams, during the forth quarter of 2005, we discovered a new channel for our radio business that has since shown positive results. Thus, we chose to focus on the development of this new channel, referred to as "remnant radio", which is unsold radio inventory from radio networks that is available at a deeply discounted rate.

In the past, this unsold inventory was available to us on nationally syndicated radio shows. This new channel involves unsold inventory at the local radio station level. We have developed relationships with the top two firms in this space and now offer discounted unsold radio inventory to our clients on a local level. The ability to purchase this local remnant radio inventory is made possible in large part due to the utilization of the internet as a supply chain management tool, allowing local radio station managers to sell their unsold inventory at the last minute.

The addition of this service benefits us in two major ways:

- we are now able to offer a lower entry point for new clients wishing to test radio which has provided us the opportunity to pursue business that we were unable to serve in the past; and

- we are now able to target specific cities or states which has been a common request by our prospective clients.

By being able to offer these services, we have already seen an increase in new customers as well as an increase in media buys from our existing clients. We will continue to focus on this channel over the next twelve months.

FAMILY

Our strategy for Family is to take advantage of the large profit potential in the lead generation business as more advertisers are moving to a fixed cost advertising methodology to control their return on investment. We are putting several campaigns in place to increase the number of leads generated for all of our clients through our web properties over the next 12 months. We will continue to add new advertisers to our sites and expand our network to accommodate these advertisers. We will continue to re-market to our opt-in database of leads using both online and offline mediums to produce additional revenue.

BODYCELLS

We are currently developing BodyCells which will facilitate the collecting, processing and preserving of peripheral blood and adipose tissue stem cells allowing individuals to privately preserve their stem cells for potential future use in stem cell therapy. BodyCells is still in the developmental phase.

CORD BLOOD

Finally, we continue to actively evaluate opportunities to acquire or merge with organizations within the stem cell industry that make both strategic and financial sense. Management remains committed to these efforts as a possible additional method of growth.

RISK FACTORS RELATED TO OUR BUSINESS

WE ARE SUBJECT TO VARIOUS RISKS THAT MAY MATERIALLY HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should carefully consider the risks and uncertainties described below and the other information in this filing before deciding to purchase our common stock. If any of these risks or uncertainties actually occurs, our business, financial condition or operating results could be materially harmed. In that case, the trading price of our common stock could decline and you could lose all or part of your entire investment.

WE HAVE BEEN THE SUBJECT OF A GOING CONCERN OPINION BY OUR INDEPENDENT AUDITORS WHO HAVE RAISED SUBSTANTIAL DOUBT AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN

Our Independent Registered Public Accountants have added an explanatory paragraph to their audit opinions issued in connection with our consolidated financial statements which states that our financial statements raise substantial doubt as to our ability to continue as a going concern. We have experienced net losses of $6,126,131 and $1,681,576 for the years ended December 31, 2005 and 2004, respectively. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty. We may not be able to obtain adequate financing to meet our capital needs. If we are unable to generate profits and unable to continue to obtain financing to meet our working capital requirements, we may have to curtail our business sharply or cease operations altogether. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis to retain our current financing, to obtain additional financing, and, ultimately, to attain profitability. Should any of these events not occur, we will be adversely affected and we may have to cease operations.

WE MAY NOT BE ABLE TO INCREASE SALES OR OTHERWISE SUCCESSFULLY OPERATE OUR BUSINESS, WHICH COULD HAVE A SIGNIFICANT NEGATIVE IMPACT ON OUR FINANCIAL CONDITION

We believe that the key to our success is to increase sales of our cord blood preservation services as well as our advertising services and thereby increase our revenues and available cash. Our success with regard to cord blood preservation services will depend, in large part, on widespread market acceptance of cryo-preservation of cord blood and our efforts to successfully educate potential customers and sell our services. Broad use and acceptance of our service requires marketing expenditures and education and awareness of consumers and medical practitioners. We may not have the resources required to promote our services and their potential benefits. Successful commercialization of our services will also require that we satisfactorily address the needs of various medical practitioners that constitute a target market to reach consumers of our services and to address potential resistance to recommendations for our services. If we are unable to gain market acceptance of our services, we will not be able to generate enough revenue to achieve and maintain profitability or to continue our operations.

Our efforts to increase our sales and revenues of advertising and direct response marketing services could be adversely impacted by the need for direct to consumer advertising services and the strength of the United States economy, especially for the small to mid-sized businesses that comprise the majority of our client base. Since downturns in the economy have generally had a more severe effect upon smaller companies, especially single-product companies, any changes or anticipated changes in the economy which cause these companies to reduce their advertising, marketing and promotion budget could negatively impact our advertising and direct response marketing business.

Because of our dependence on a limited number of customers, our failure to attract new clients for our advertising business could impair our ability to continue successful operations. The absence of a significant client base may impair our ability to attract new clients. Our failure to develop and sustain long-term relationships with our clients would impair our ability to continue our direct response marketing business, as a significant number of our agreements for advertising are for short-term or single project engagements. If our clients do not continue to use our services, and if we are unable to replace departing clients or generate new business in a timely or effective manner our business could be significantly and adversely affected.

We may not be able to increase our sales or effectively operate our business. To the extent we are unable to achieve sales growth, we may continue to incur losses. We may not be successful or make progress in the growth and operation of our business. Our current and future expense levels are based on operating plans and estimates of future sales and revenues and are subject to increase as strategies are implemented. Even if our sales grow, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues would likely have an immediate material adverse effect on our business, operating results and financial condition. Further, if we substantially increase our operating expenses to increase sales and marketing, and such expenses are not subsequently followed by increased revenues, our operating performance and results would be adversely affected and, if sustained, could have a material adverse effect on our business. To the extent we implement cost reduction efforts to align our costs with revenue, our sales could be adversely affected.

WE ARE DEPENDENT UPON EXTERNAL FINANCING TO FUND OUR ONGOING OPERATIONS AND IMPLEMENT OUR BUSINESS PLAN

To date, we have been dependent upon external financing to fund our operations. Our financing needs have been and are expected to continue to be provided, in large part, by funding we receive from Cornell Capital Partners. It is imperative that we receive this external financing to implement our business plan and to finance ongoing operations. New capital may not be available and adequate funds may not be sufficient for our operations, and may not be available when needed or on terms acceptable to our management. Our failure to obtain adequate additional financing may require us to delay, curtail or scale back some or all of our operations and may hinder our ability to expand or continue our business. Any additional financing may involve dilution to our shareholders, which could result in a decrease in the price of our shares.

WE ARE DEPENDENT UPON A THIRD PARTY FACILITY FOR THE STORAGE OF UMBILICAL CORD BLOOD; IF OUR STORAGE ARRANGEMENTS TERMINATE OR THE FACILITY FAILS FOR ANY REASON, WE MAY NOT BE ABLE TO PROVIDE CORD BLOOD BANKING SERVICES FOR SOME PERIOD OF TIME

We do not own or operate a storage facility for umbilical cord blood. All cord blood collected from our customers is stored at Bergen Community Regional Blood Center in Paramus, New Jersey. If our storage arrangements with the facility terminate for any reason, we may not be able to continue to provide our cord blood banking services for some period of time. Even if we are able to negotiate an extension of our existing agreement or enter into one or more new agreements, we may not be able to obtain favorable terms.

To the extent our cryo-preservation storage service is disrupted, discontinued or the performance is impaired, our business and operations would be adversely affected. Any failure, including network, software, hardware or equipment failure, that causes a material interruption or discontinuance in our cryo-preservation storage of stem cell specimens could result in stored specimens being damaged and/or rendered unusable. Specimen damage, including loss in transit to the Bergen Community Regional Blood Center facility, could result in litigation against us and reduced future revenue, which in turn could be harmful to our reputation. While our agreement with Bergen Community Regional Blood Center requires both parties to maintain commercial general liability insurance in amounts of not less than $1,000,000 per incident and $3,000,000 annual aggregate amount, such insurance coverage may not adequately compensate us for any losses that may occur due to any system failures or interruptions in the ability to maintain proper, continued, cryo-preservation storage services. Any material disruption in the ability to maintain continued, uninterrupted storage systems could have a material adverse effect on our business, operating results and financial condition. Our systems and operations are vulnerable to damage or interruption from fire, flood, break-ins, tornadoes and similar events for which we may not carry sufficient business interruption insurance to compensate us for losses that may occur.

WE ARE DEPENDENT UPON A PATENT LICENSE AGREEMENT FOR CERTAIN TECHNOLOGY AND PROCESSES UTILIZED TO COLLECT, PROCESS AND STORE UMBILICAL CORD BLOOD; IF OUR LICENSING ARRANGEMENT TERMINATES FOR ANY REASON, WE MAY NOT BE ABLE TO COLLECT, PROCESS OR STORE UMBILICAL CORD BLOOD FOR SOME PERIOD OF TIME

Pursuant to the Patent License Agreement, Cord may, on a non-exclusive basis, collect, process and store cord blood utilizing PharmaStem technology and processes covered by its patents for so long as the patents remain in effect. If our licensing arrangement with PharmaStem terminates for any reason, then we may not be able to provide our cord blood banking services for some period of time, if at all. Even if we are able to negotiate a new agreement with PharmaStem, we may not be able to obtain favorable terms.

WE MAY BE UNABLE TO MANAGE GROWTH, WHICH MAY IMPACT OUR POTENTIAL PROFITABILITY

Successful implementation of our business strategy requires us to manage our growth. Growth could place an increasing strain on our management and financial resources. To manage growth effectively, we will need to:

- Establish definitive business strategies, goals and objectives
- Maintain a system of management controls
- Attract and retain qualified personnel, as well as, develop, train and manage management-level and other employees

If we fail to manage our growth effectively, our business, financial condition or operating results could be materially harmed, and our stock price may decline.

IF WE DO NOT OBTAIN AND MAINTAIN NECESSARY DOMESTIC REGULATORY REGISTRATIONS, APPROVALS AND COMPLY WITH ONGOING REGULATIONS, WE MAY NOT BE ABLE TO MARKET OUR CORD BLOOD BANKING SERVICES

The cord blood banking services that we provide are currently subject to United States Food & Drug Administration ("FDA") regulations requiring infectious disease testing. The cord blood facility we use has registered with the FDA as a cord blood banking service, listed its products with the FDA, and will be subject to FDA inspection. In addition, the FDA has proposed new good tissue practice regulations that would establish a comprehensive regulatory program for human cellular and tissue-based products as well as proposed rules for donor suitability. Consistent with industry practice, our cord blood collection kits have not been cleared as a medical device. The FDA announced that it would implement more regulatory procedures for cord blood banking in the future. This new regulation may require medical device pre-market notification clearance or approval for the collection kits. Securing any necessary medical device clearance or approval for the cord blood collection kits may involve the submission of a substantial volume of data and may require a lengthy substantive review. This would increase costs and could reduce profitability. The FDA could also require that we cease using the collection kit and require medical device pre-market notification clearance or approval prior to further use of the kits. This could cause us to cease operations for some period of time.

We may not be able to comply with any future regulatory requirements, including product standards that may be developed after the date hereof. Moreover, the cost of compliance with government regulations may adversely affect revenue and profitability. Failure to comply with applicable regulatory requirements can result in, among other things, injunctions, operating restrictions, and civil fines and criminal prosecution. Delays or failure to obtain registrations could have a material adverse effect on the marketing and sales of services and impair the ability to operate profitably in the future.

Of the states in which we provide cord blood banking services, only New Jersey and New York currently require that cord blood banks be licensed. We maintain the required procurement service licenses of both the states of New York and New Jersey. If other states adopt requirements for the licensing of cord blood banking services, either the cord blood storage facility, or we, may have to obtain licenses to continue providing services in those states.

BECAUSE OUR INDUSTRY IS SUBJECT TO RAPID TECHNOLOGICAL AND THERAPEUTIC CHANGES AND NEW DEVELOPMENTS, OUR FUTURE SUCCESS WILL DEPEND ON THE CONTINUED VIABILITY OF THE USE OF STEM CELLS AND OUR ABILITY TO RESPOND TO ANY CHANGES

The use of stem cells in the treatment of disease is a relatively new technology and is subject to potentially revolutionary technological, medical and therapeutic changes. Future technological and medical developments could render the use of stem cells obsolete. In addition, there may be significant advances in other treatment methods, such as genetics, or in disease prevention techniques, which could significantly reduce the need for the services we provide.

Therefore, changes in technology could affect the market for our services and necessitate changes to those services. We believe that our future success will depend largely on our ability to anticipate or adapt to such changes, to offer on a timely basis, services that meet these evolving standards and demand of our customers. Expectant parents may not use our services and our services may not provide competitive advantages with current or future technologies. Failure to achieve increased market acceptance could have a material adverse effect on our business, financial condition and results of operations.

OUR MARKETS ARE INCREASINGLY COMPETITIVE AND, IN THE EVENT WE ARE UNABLE TO COMPETE AGAINST LARGER COMPETITORS, OUR BUSINESS COULD BE ADVERSELY AFFECTED

Cord blood banking and stem cell preservation is becoming an increasingly competitive business. Our business faces competition from other operators of cord blood and stem cell preservation businesses and providers of cord blood and stem cell storage services. Competitors with greater access to financial resources may enter our markets and compete with us. Many of our competitors have longer operating histories, larger customer bases, longer relationships with clients, and significantly greater financial, technical, marketing, and public relations resources than we do. Established competitors who have substantially greater financial resources and longer operating histories than us, are able to engage in more substantial advertising and promotion and attract a greater number of customers and business than we currently attract. While this competition is already intense, if it increases, it could have an even greater adverse impact on our revenues and profitability. In the event that we are not able to compete successfully, our business will be adversely affected and competition may make it more difficult for us to grow our revenue and maintain our existing business.

The advertising and direct marketing service industry is highly competitive. We compete with major national and international advertising and marketing companies and with major providers of creative or media services. The client's perception of the quality of our creative product, our reputation and our ability to serve clients are, to a large extent, factors in determining our ability to generate and maintain advertising business. Our size and our lack of significant revenue may affect the way that potential clients view us.

OUR INFORMATION SYSTEMS ARE CRITICAL TO OUR BUSINESS AND A FAILURE OF THOSE SYSTEMS COULD MATERIALLY HARM US

We depend on our ability to store, retrieve, process and manage a significant amount of information. If our information systems fail to perform as expected, or if we suffer an interruption, malfunction or loss of information processing capabilities, it could have a material adverse effect on our business.

WE COULD FAIL TO ATTRACT OR RETAIN KEY PERSONNEL, WHICH COULD BE DETRIMENTAL TO OUR OPERATIONS

Our success largely depends on the efforts and abilities of our Chief Executive Officer, Matthew L. Schissler. The loss of his services could materially harm our business because of the cost and time necessary to find his successor. Such a loss would also divert management's attention away from operational issues. We do not presently maintain key-man life insurance policies on our Chief Executive Officer. We also have other key employees who manage our operations and if we were to lose their services, senior management would be required to expend time and energy to find and train their replacements. To the extent that we are smaller than our competitors and have fewer resources, we may not be able to attract the sufficient number and quality of staff.

RISKS RELATED TO OUR STOCK

OUR COMMON STOCK IS AFFECTED BY LIMITED TRADING VOLUME AND MAY FLUCTUATE SIGNIFICANTLY

There has been a limited public market for our common stock and there can be no assurance that a more active trading market for our common stock will develop. Our common stock has experienced, and is likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price without regard to operating performance. In addition, we believe that factors such as quarterly fluctuations in financial results and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially. These fluctuations may also cause short sellers to enter the market from time to time in the belief that we will have poor results in the future. We cannot predict the actions of market participants and, therefore, can offer no assurances that the market for our stock will be stable or appreciate over time. These factors may negatively impact our shareholders' ability to sell shares of our common stock.

OUR COMMON STOCK IS DEEMED TO BE "PENNY STOCK," WHICH MAY MAKE IT MORE DIFFICULT FOR INVESTORS TO SELL THEIR SHARES DUE TO SUITABILITY REQUIREMENTS

Our common stock is deemed to be "PENNY STOCK" as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. These requirements may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them. This could cause the stock price to decline. Penny stocks are stock:

- With a price less than $5.00 per share;
- That are not traded on a "recognized" national exchange;
- Whose prices are not quoted on the NASDAQ automated quotation system; or
- Of issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $10.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor.

THE OWNERSHIP OF OUR COMMON STOCK IS CONCENTRATED IN THE HANDS OF OUR EXISTING DIRECTORS AND EXECUTIVE OFFICERS; AS A RESULT, YOU MAY NOT BE ABLE TO EXERT MEANINGFUL INFLUENCE ON SIGNIFICANT CORPORATE DECISIONS

Our directors and executive officers beneficially own, in the aggregate, approximately 51% of our outstanding shares of common stock as of March 27, 2006. These persons, acting together, will be able to exercise significant influence over all matters requiring stockholder approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership may harm the market price of our common stock by delaying or preventing a change in control of the company at a premium price even if beneficial to other stockholders.

WE ARE SUBJECT TO PRICE VOLATILITY DUE TO OUR OPERATIONS MATERIALLY FLUCTUATING; AS A RESULT, ANY QUARTER-TO-QUARTER COMPARISONS IN OUR FINANCIAL STATEMENTS MAY NOT BE MEANINGFUL

We believe that our operating results may fluctuate materially, as a result of which quarter-to-quarter comparisons of our results of operations may not be meaningful. If in some future quarter, whether as a result of such a fluctuation or otherwise, our results of operations fall below the expectations of securities analysts and investors, the trading price of our common stock would likely be materially and adversely affected. You should not rely on our results of any interim period as an indication of our future performance. Additionally, our quarterly results of operations may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. Factors that may cause our quarterly results to fluctuate include, among others:

- our ability to generate revenues and or obtain financing;
- our ability to retain existing clients and customers;
- our ability to attract new clients and customers at a steady rate;
- our ability to maintain client satisfaction;

- the extent to which our products gain market acceptance;
- the timing and size of client and customer purchases;
- introductions of products and services by competitors;
- price competition in the markets in which we compete;
- our ability to attract, train, and retain skilled management;
- the amount and timing of operating costs and capital expenditures relating to the expansion of our business, operations, and infrastructure;
- a reduction in sales due to seasonal factors; and
- general economic conditions as well as economic conditions specific to media distribution.

SALES OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK, OR THE AVAILABILITY OF THOSE SHARES FOR FUTURE SALE, COULD ADVERSELY AFFECT OUR STOCK PRICE AND LIMIT OUR ABILITY TO RAISE CAPITAL

We are unable to predict the effect, if any, that future sales of our common stock or the potential for such sales may have on the market price of our common stock. Of the 39,471,857 shares of common stock outstanding as of December 31, 2005, approximately 14,477,119 shares are, or will be, freely tradable without restriction, unless held by our affiliates. The remaining 24,994,738 of common stock, which are held by existing stockholders, including our officers and directors, are "restricted securities" and may be resold in the public market only if registered or pursuant to an exemption from registration. Some of these shares may be resold under Rule 144.

VARIOUS ANTI-TAKEOVER PROVISIONS ARE CONTAINED IN OUR AMENDED AND RESTATED ARTICLES OF INCORPORATION AND OUR AMENDED AND RESTATED BYLAWS; AS A RESULT, ANY TAKEOVER OF CORD BLOOD MAY BE DELAYED OR DISCOURAGED

Our Amended and Restated Articles of Incorporation provide for a staggered Board of Directors. Mr. Schissler's term expires in 2008, Mr. Vicente's and Ms. Chrysler's terms expires in 2009, and Mr. Weir's and Mr. McGrath's term expires in 2010. Our Amended and Restated Articles of Incorporation, as amended, also provide for a substantial number of shares of common stock and "blank check" preferred stock authorized for issuance solely by action of the Board of Directors and among other things, that nominations for election to our Board of Directors, other than those made by the Board of Directors, must be made by written notification delivered to the Company not less than 20 and not more than 50 days prior to any annual or special meeting of shareholders called for the election of directors. These provisions may have the effect of delaying or discouraging any takeover of the Company by others or otherwise delaying or limiting our shareholders' ability to change the our direction and management.

OFF-BALANCE SHEET ARRANGEMENTS:

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

DESCRIPTION OF BUSINESS

Business Development

Cord Blood America, Inc. ("Cord Blood") was incorporated on October 12, 1999 in the State of Florida. We did not commence business operations until we acquired Cord Partners, Inc. ("Cord"), a Florida corporation, on March 31, 2004. Since Cord's formation in January 2003, we have been, and continue to be, engaged in the business of collecting, testing, processing and preserving umbilical cord blood, thereby allowing families to preserve cord blood at the birth of a child for potential use in future stem cell therapy. Cord Blood is also the parent company to four additional subsidiaries. The first subsidiary, CBA Professional Services, Inc. D/B/A BodyCells, Inc. ("BodyCells"), is a developmental stage company in the business of collecting, processing and preserving peripheral blood and adipose tissue stem cells that allows individuals to privately preserve their stem cells for potential future use in stem cell therapy. The second subsidiary, CBA Properties, Inc. ("Properties"), a Florida corporation, was formed to hold the corporate trademarks and any other intellectual property of Cord Blood and its subsidiaries. The third subsidiary,

Rainmakers International ("Rain"), a Florida corporation, was acquired in February 2005 and is engaged in the business of advertising. Rain specializes in delivering leads to corporate customers through national television and radio campaigns. The fourth subsidiary, Family Marketing, Inc. ("Family"), a Nevada corporation, was acquired in April 2005 and is engaged in the business of internet advertising. Family specializes in delivering leads generated through various forms of internet advertising to corporate customers in the business of family based products and services. Family handles all of Cord's internet based advertising and has been able to reduce Cord's marketing spend on a per lead basis by utilizing its established relationships with other family based advertisers.

We intend to continue the organic growth of Cord through continued improvement of internal processes as well as and expanded print, direct response and internet marketing efforts to facilitate increased prospective customer contact. Additionally, we will be concentrating our efforts on building additional sales channels through obstetrics and gynecological practices and other healthcare professionals, hospitals and other health care influencers. We also intend to grow through mergers with and/or acquisitions of other stem cell preservation companies. We are currently exploring various acquisition opportunities and will continue to do so.

In addition to our current growth plans of Cord, we will also continue to expand Rain and Family, as both companies have shown profitability in the past. We will focus on increasing revenues while keeping operating expenses to a minimum.

Business Of Issuer

Industry Background of Cord, the Cord Blood Division

Stem cells. The human body is comprised of many types of cells with individual characteristics and specific functions. Cells with a defined or specialized function are referred to as differentiated. Examples of differentiated cells include nerve cells, red blood cells and skin cells. Differentiated cells are replaced and renewed over time from a population of rare, undifferentiated cells known as stem cells. As stem cells grow and proliferate, they are capable of producing both additional stem cells as well as cells that have differentiated to perform a specific function. Stem cell differentiation is prompted by specific cell-to-cell interactions or other molecular signals. These signals trigger a change in the cell's genetic profile, causing specific genes to become active and others to become inactive. As a result, the cell develops specialized structures, features and functions representative of its differentiated cell type.

There are many types of stem cells in the human body. These stem cells are found in different concentrations and in different locations in the body during a person's lifetime. Current research suggests that each organ and tissue in the body is founded, maintained and possibly rejuvenated to different degrees, on a more or less continual basis, by specific stem cell populations naturally present in the body. Types of stem cells include:

Hematopoietic stem cells. Hematopoietic, or blood, stem cells reside in the bone marrow. They can also be found in an infant's umbilical cord as well as circulating in very small numbers in the blood. Hematopoietic stem cells generate all other blood and immune system cells in the body.

Mesenchymal stem cells. Mesenchymal stem cells can be found in bone marrow and differentiate into bone, cartilage, fat, muscle, tendon and other connective tissues.

Neural stem cells. Neural stem cells can be found in the brain and spinal cord and are capable of differentiating into nerve and brain tissue.

Pancreatic islet stem cells. Pancreatic islet stem cells can be found in the pancreas and differentiate into specialized cells of the pancreas including cells that secrete insulin.

The ability of a stem cell to differentiate into multiple types of cells of a certain tissue is referred to as pluripotency. For example, a hematopoietic stem cell has the ability to differentiate into many types of blood and immune system cells. However, stem cells of one tissue type may also generate specialized cells of another tissue type, a characteristic referred to as plasticity. For example, under specific conditions, hematopoietic stem cells have been shown to generate specialized cells of other systems, including neural, endocrine, skeletal, respiratory and cardiac systems. These characteristics make stem cells highly flexible and very useful for a number of applications, including the potential use as therapeutics.

Cell therapy. Cell therapy is the use of live cells as therapeutic agents to treat disease. This therapy involves the introduction of cells to replace or initiate the production of other cells that are missing or damaged due to disease. Currently, the most common forms of cell therapy include blood and platelet transfusions and bone marrow transplants.

Bone marrow transplantation is a medical procedure in which hematopoietic stem cells are introduced into the body in order to regenerate healthy, functioning bone marrow. In this procedure, stem cells are obtained from a donor through a surgical procedure to remove approximately one liter of bone marrow. The donated bone marrow, including any "captured" stem cells, is then transfused into the patient. Stem cells for transplantation may also be obtained from peripheral blood or umbilical cord blood donations. Sometimes the stem cells used in the procedure are obtained from the patient's own bone marrow or blood.

Since the 1960's, bone marrow transplantation has been successfully employed in the treatment of a variety of cancers and other serious diseases. According to the International Bone Marrow Transplant Registry, over 45,000 bone marrow and other hematopoietic (blood) stem cell transplant procedures were performed worldwide in 2002.

The flexibility and plasticity of stem cells has led many researchers to believe that stem cells have tremendous promise in the treatment of diseases other than those currently addressed by stem cell procedures. Researchers report progress in the development of new therapies utilizing stem cells for the treatment of cancer, neurological, immunological, genetic, cardiac, pancreatic, liver and degenerative diseases.

Umbilical Cord Blood Banking

The success of current and emerging cell therapies is dependent on the presence of a rich and abundant source of stem cells. Umbilical cord blood has been emerging as an ideal source for these cells. As information about the potential therapeutic value of stem cells has entered the mainstream, and following the first successful cord blood transplant performed in 1988, cord blood collection has grown.

In the past decade, several public and private cord blood banks have been established to provide for the collection and preservation of these cells. Public cord blood banks collect and store umbilical cord blood donated by women at the birth of the child. This blood is preserved and made available for a significant fee to anyone who needs it in the future. We do not currently collect or store donated cord blood units. Private, or family, cord blood banks such as Cord, collect and store umbilical cord blood on a fee-for-service basis for families. This blood is preserved and made available to the family in the event the family needs stem cells for a transplant. While stem cells have been successfully recovered from cord blood after at least fifteen years of storage in liquid nitrogen, these cells may theoretically be able to retain their viability at least as long as the normal life span of an individual.

Cord

Cord's customers are expectant parents who choose to collect and store umbilical cord blood at the birth of their child for potential use in a stem cell transplant at a later date for that child or for another family member. Through partnering with Bergen Community Regional Blood Center, Cord is able to collect, test, process and preserve umbilical cord blood.

Private cord blood banking has been growing in acceptance by the medical community and has become increasingly popular with families. For an initial fee of $1,695 and an annual storage fee of $95 for each year thereafter, we provide the following services to each customer:

Collection. We provide a medical kit that contains all of the materials necessary for collecting the newborn's umbilical cord blood at birth and packaging the unit for transportation. The kit also provides for collecting a maternal blood sample for later testing.

Transportation. We manage all logistics for transporting the cord blood unit to our centralized facility immediately following birth. This procedure ensures chain-of-custody control during transportation for maximum security.

Full-Time Physician and Customer Support. We provide 24-hour consulting services to customers as well as to physicians and labor and delivery personnel, providing any instruction necessary on the collection of the cord blood.

Comprehensive Testing. At the laboratory, the cord blood sample is tested for stem cell concentration levels and blood type. The cord blood sample and the maternal blood sample are also tested for infectious diseases. We report these results to both the mother and her doctor.

Cord Blood Preservation. After processing and testing, the cord blood unit is cryogenically frozen in a controlled manner and stored in liquid nitrogen for potential future use. Data indicates that cord blood retains viability and function for at least fifteen years when stored in this manner and theoretically could be maintained at least as long as the normal life span of an individual.

At present, all of our cord blood units are tested, processed and stored at Bergen Community Regional Blood Center in Paramus, New Jersey.

Explanation of Material Agreements

Blood Bank Service Agreement

Pursuant to Cord's Service Agreement with Bergen Community Regional Blood Center (the "Service Agreement"), the blood center tests all cord blood received from Cord and stores the cord blood in computerized, temperature monitored liquid nitrogen vapor tanks or other suitable storage units. Individual cord blood samples can be retrieved upon request by the customer or the customer's physician. The blood center is compensated for its services based upon the number of umbilical cord blood units stored with it by Cord each month. Our agreement with the blood center runs through June 30, 2012. However, our agreement may be terminated by either party on 90 days notice.

Several other blood centers also provide the services currently provided to Cord by Bergen Community Regional Blood Center. If the Service Agreement were to terminate for any reason, Cord believes that comparable services could be secured from another provider at comparable cost within the contractual notice period. In the event that we are not able to secure such services, Cord may not be able to continue to provide our cord blood banking services for some period of time or our storage expenses may increase, or both. This would have an adverse effect on our financial condition and results of operations.

Cord is responsible for securing the proper collection and transportation of the cord blood to Bergen Community Regional Blood Center. Bergen Community Regional Blood Center is responsible for the proper testing, processing and storage of the cord blood delivered to it. Upon request by customer or a customer's physician for release of stored cord blood or upon the termination of the Service Agreement, Bergen Community Regional Blood Center is not responsible for any cord blood once it is properly released to a courier or delivery service.

The Service Agreement requires both parties to maintain commercial general liability insurance in amounts of not less than $1,000,000 per incident and $3,000,000 annual aggregate amount. In addition, the Service Agreement provides that each party will indemnify the other from its respective acts, errors or omissions in performing its respective obligations under the agreement.

Patent License Agreement

PharmaStem Therapeutics holds certain patents relating to the storage, expansion and use of hematopoietic stem cells. In the past three years, PharmaStem has commenced litigation against numerous companies involved in cord blood collection and preservation alleging infringement of its patents. After a jury trial in October 2003, judgment was entered against certain of our competitors and in favor of PharmaStem in one of those suits. In February 2004, PharmaStem commenced litigation against Cord and others alleging infringement of PharmaStem's patents. Cord decided to settle, rather than litigate this matter. As a result, PharmaStem and Cord entered into a Patent License

Agreement in March 2004. Pursuant to the Patent License Agreement, Cord may, on a non-exclusive basis, collect, process and store cord blood utilizing PharmaStem technology and processes covered by its patents for so long as the patents may remain in effect. All of the patents are scheduled to expire in 2010. Cord is obligated under the Patent License Agreement to pay royalties to PharmaStem of 15% of all revenues generated by Cord from the collection and storage of cord blood on and after January 1, 2004 through the life of the patents. Other than royalties, no amount is payable by Cord to PharmaStem. All litigation between the parties was dismissed and all prior claims were released.

Marketing

The marketing of our services is based upon the education of our potential customers. Most people do not know about the medical benefits that stem cells may provide and, even when they do, they may not know that stem cells saved from the birth of their child may have significant value to their family. We attempt to inform and educate our potential customers as to these possible benefits.

We utilize several methods to educate our potential customers. Primarily, we use our website (www.cordpartners.com), printed information kits and brochures to educate families about the benefits and costs of cord blood storage. We provide potential customers with access to basic information about stem cells and their current and potential uses in medical treatment. We also educate potential customers as to their options with regard to private storage, public donation and disposal of umbilical cord blood as well as various collection methods, transportation of samples, laboratory testing and preservation techniques. We provide potential customers with the option of having a one-on-one counseling session with a Cord Preservation Counselor.

We also help potential customers find non-commercial resources to gain further information about stem cells and their possible uses in medical treatment. The most referred sources include the websites for: The Parents Guide to Cord Blood, the National Institute of Health and the National Marrow Donor Program. Our marketing campaigns are designed to capture as many qualified leads as possible so as to enable us to educate potential customers about their storage options. A marketing campaign is any promotion which is aimed at reaching numerous potential customers. This can be achieved through one or many advertising media. At present, our marketing focuses on the following: personal referrals, professional referrals, internet advertising, print advertising, direct mail, baby fairs and public relations. We funnel our leads through a well-defined process which utilizes numerous methods for educating our potential clients, including direct mail, email and telephone consultations. To us, the most important aspect of our work is to try to teach expectant families what their umbilical cord blood preservation options may be. While we would like to convert all leads into customers, it is most important that each family is aware of the private and public storage options available to them so that they can make an informed decision.

All of our marketing efforts are designed and implemented by our employees. Our website was designed and is maintained and hosted by Gecko Media, Inc. Stephen Weir, a director of Cord Blood, is a founder, principal shareholder, director and officer of Gecko Media, Inc. Because of our internet presence, our marketing efforts are worldwide in scope. Nevertheless, virtually all of our customers reside in the United States.

Competition

Our competitors in the cord blood preservation industry include approximately 24 other national private family cord blood banks in the United States, including Viacell, California Cryobank, Cbr Systems (Cord Blood Registry), Cryo-Cell International, CorCell, LifeBankUSA, and New England Cord Blood Bank. These companies privately store umbilical cord blood on a fee basis. Some competitors, such as Cryo-Cell, charge a lower price for their products than we do. Other competitors, such as Viacell and Cbr Systems, may have greater financial resources than we do. There are also more than fifty public cord blood banks throughout the world, including the New York Blood Center (National Cord Blood Program), University of Colorado Cord Blood Bank, Milan Cord Blood Bank and Duesseldorf Cord Blood Bank. These competitors accept and store cord blood for little or no compensation, but charge a significant fee for the retrieval of the cord blood.

Our ability to compete with other private family and public cord blood banks will depend on our ability to distinguish ourselves as a leading provider of quality cord blood banking services. We believe that three factors distinguish our services. First, unlike some of our larger competitors, we have entered into a Patent License Agreement with PharmaStem. We believe this ensures our ability to continue to provide cord blood banking services to our customers. Second, unlike many of our competitors, our initial fee covers all services for the first year, including collection, transportation, testing, processing and preservation of the cord blood. Several of our competitors do not include all of these services in their initial fee. Finally, customer service representatives, referred to as "cord partners", are available to all of our customers 24 hours per day, 7 days per week, via a toll free pager number. Each cord partner is trained not only to handle all customer inquires, but to communicate with labor and delivery staff in the event questions arise before, during or subsequent to delivery of the child.

Government Regulation

The cord blood banking services provided by us are subject to the Food and Drug Administration (the "FDA") regulations requiring infectious disease testing. The cord blood facility we use has registered with the FDA as a cord blood banking service, has listed its products with the FDA, and is subject to FDA inspection. In addition, the FDA has proposed good tissue practice regulations that would establish a comprehensive regulatory program for human cellular and tissue-based products, as well as proposed rules for donor suitability. We believe that we are in compliance with existing regulatory requirements.

Of the states in which we provide cord blood banking services, only New Jersey and New York currently require that cord blood banks be licensed. We maintain the required procurement service licenses of both the states of New York and New Jersey.

BodyCells

BodyCells, is a developmental stage company in the business of collecting, processing and preserving peripheral blood and adipose tissue stem cells that allows individuals to privately preserve their stem cells for potential future use in stem cell therapy.

Properties

Properties holds all of the trademarks and other intellectual property of Cord Blood and its subsidiaries. The trademarks were applied for in the fourth quarter of 2004. The trademark, "Cord Partners" was registered with the United States Patent and Trademark office on January 17, 2006.

Family

Family specializes in delivering leads generated through various forms of internet advertising to corporate customers in the business of family based products and services. Family handles all of Cord's internet based advertising, to provide a more systematic and thorough approach to the marketing efforts of Cord by tightly controlling the return on investment.

Rain

Rain was acquired by us on February 28, 2005 and is in the business of advertising for corporate customers through national television and radio campaigns. Sources of revenue for Rain include: procuring and placing radio and television advertising; per-inquiry advertising on radio and television; production of radio and television commercials, procuring and setting up call centers; editing, dubbing and distribution of radio and television commercials; and procuring and placing print advertising.

Costs of services associated with the revenues of Rain are as follows: set up and per minute charges from the procured call center; set up, filming, recording, creating graphics, editing, dubbing and distribution of commercials produced; media venue fees for advertising procured; and media venue fees for sales leads generated via per inquiry advertising.

Advertising and Direct Marketing

Rain offers our advertising and direct marketing customers a range of services including:

- The placement of advertising in television and radio outlets;
- The production of advertising content, including television commercials, and radio copy
- Advertising and marketing consulting services relating to the customer's marketing campaign.

In performing our advertising agency services, we outsource commercial production services to third party production companies.

Rain's advertising clients are typically small companies for whom our range of services include, in addition to the placement of advertising, a range of consulting services which can include assistance in not only developing an advertising program, but helping the client to design or develop the particular product or service, determine the appropriate market and design and implement an overall marketing program and strategy.

Competition

The marketing communications business is highly competitive, with agencies of all sizes and disciplines competing primarily on the basis of reputation and quality of service to attract and retain clients and personnel. Companies such as Integrated Media, Last Second Media, Media Associates, RevShare, Mercury Media, ChoicePoint Precision Marketing and E&M Advertising generally serve large corporations. Rain intend to seek a market niche by providing a full level of service quality that users of direct marketing services may not receive from our larger competitors. Most of our advertising clients are smaller companies that would not typically be sought by the major advertising and marketing companies.

Our customers compete with products of many large and small companies, including well-known global competitors. We market our customers with advertising, including direct response advertising, promotions and other vehicles to build awareness of their brands in conjunction with an extensive sales force. We believe this combination provides the most efficient method of marketing for these types of products. We believe that we gain a certain level of competitive advantage by utilizing cost savings from our direct response advertising sector for multiple customers.

Government Regulation

The Federal Trade Commission establishes and enforces various regulations put in place to ensure fair advertising. Because we are not marketing our own products, and only buying media for other customer products, our liabilities under such practices are decreased and we protect against advertising any product that does not meet the highest standards of the FTC guidelines.

Dependence on One or a Few Major Customers

Currently Rain is dependent on one major customer, Tax Incorporated.

Cord Blood

Employees

At present, we employ fifteen full time employees and one part-time employee. Our full time employees include our Chairman of the Board and Chief Executive Officer, and our Chief Financial Officer. We believe our relations with all of our employees are excellent.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On December 9, 2005, we decided to engage a new auditing firm, Rose, Snyder and Jacobs, as our independent accountants to audit our financial statements. Our Board of Directors recommended and approved the change of accountants. Accordingly, Tedder, James, Worden and Associates, P.A., was dismissed on December 9, 2005.

During our two most recent fiscal years, and any subsequent interim periods preceding the change in accountants, there were no disagreements with Tedder, James, Worden and Associates, P.A., on any matter of accounting principles or practices, financial statement disclosure, or auditing scope procedure. The report on the financial statements prepared by Tedder, James, Worden and Associates, P.A., for either of the last two years did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that Tedder, James, Worden and Associates, P.A. expressed in their report substantial doubt about our ability to continue as a going concern. The decision to change accountants was determined by the Board of Directors to be in our best interests at the current time given the geographic challenges we faced by being located in Los Angeles, CA while Tedder, James, Worden and Associates, P.A. is located in Orlando, FL.

We provided Tedder, James, Worden and Associates, P.A. with a copy of this current report on Form 8-K prior to its filing with the SEC, and requested that they furnish us with a letter addressed to the SEC stating whether they agree with the statements made in this current report on Form 8-K, and if not, stating the aspects with which they do not agree.

We have engaged the firm of Rose, Snyder and Jacobs, as of December 14, 2005. Rose, Snyder and Jacobs was not consulted on any matter relating to accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Information

On January 21, 2005, our stock began trading on the Over-the-Counter Bulletin Board under the symbol "CBAI.OB".

The following table sets forth the high and low bid prices for our common stock for the periods indicated as reported by the Over-the-Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

YEAR 2005	**High Bid**	**Low Bid**
Quarter Ended March 31, 2005 (from January 31, 2005)	$0.31	$0.16
Quarter Ended June 30, 2005	$0.66	$0.08
Quarter Ended September 30, 2005	$0.70	$0.215
Quarter Ended December 31, 2005	$0.24	$0.18

As of December 31, 2005, options to purchase 6,639,189 shares of our common stock were outstanding. As of December 31, 2005, warrants to purchase 22,570,000 shares of our common stock were outstanding. As of December 31, 2005, 14,477,119 shares of our common stock are believed to be capable of being sold or transferred without registration under the Securities Act of 1933.

(b) Holders Of Common Stock

As of December 31, 2005, we had approximately 950 shareholders of record of our common stock and 39,471,857 shares of our common stock were issued and outstanding.

(c) Dividend

We have never declared or paid a cash dividend. There are no restrictions on the common stock or otherwise that limit the ability of us to pay cash dividends if declared by the Board of Directors. We do not anticipate declaring or paying any cash dividends in the foreseeable future.

On April 2, 2004, we declared and paid a two for one stock split, effected as a stock dividend, to all of our shareholders.

EXECUTIVE OFFICERS AND BOARD OF DIRECTORS

The names, ages and positions of all of our current directors and executive officers are listed below, followed by a summary of their respective business experience during the past five years.

Name of Director/Executive Officer	Age	Position	Period Served
Matthew L. Schissler	34	Chairman of the Board and Chief Executive Officer	January 1, 2003 to present
Sandra D. Smith	34	Chief Financial Officer	June 1, 2004 to present
Noah Anderson	26	Chief Technology Officer	June 1, 2004 to present
Joseph R. Vicente	42	Director	April 28, 2004 to present
Stephen Weir	32	Director	April 28, 2004 to present
Gayl Rogers Chrysler	53	Director	August 25, 2005 to present
Timothy McGrath	41	Director	March 1, 2006 to present

Below are the biographies of each of our officers and directors as of December 31, 2005.

Matthew L. Schissler is one of the founders of Cord. He has served as Chairman of the Board and Chief Executive Officer of Cord since its inception in January 2003. From April 2001 until January 2003, Mr. Schissler was the President and Chief Executive Officer of Rain, an advertising agency which he founded. From 1994 through March 2001, Mr. Schissler held various management sales positions at TMP Worldwide, Inc., a personnel staffing company.

Sandra D. Smith became the Chief Financial Officer as of June 1, 2004. From December 2002 until May 2004, she served as the Accounting System Administrator for Bisk Education, Inc. From September 2000 to December 2002, she was a Financial Systems Consultant for Mills & Murphy Software Systems, Inc. From August 1998 to August 2000, she held an accounting management position and was a member of the Mergers and Acquisitions team for TMP Worldwide, Inc.

Noah J. Anderson became the Chief Technology Officer as of June 1, 2004. From September 2003 to May 2004, Mr. Anderson was the President and founder of Assent Solutions an IT consulting firm. From March 2001 to August 2003 he was Director of Technology for Mills & Murphy Software Systems, Inc. From April 1998 to February 2001 he held title of Sr. Network Engineer for TMP Worldwide, Inc.

Joseph R. Vicente, Director, joined Cord Blood in April 2004. From July 2002 through September 2004, Mr. Vicente was an independent consultant where he provided strategic consulting services to organizations on acquisitions, operational practices and efficiencies, and sales management. From July 1993 through April 2002, he was a Senior Vice President at TMP Worldwide, Inc. where he held various strategic, operational, and sales management positions.

Stephen Weir, Director, is one of the founders of Gecko Media, Inc., a website development company. Since August 2002, he has served as President of Gecko Media, Inc. Mr. Weir was also a founder of Global Interactive

Network Systems, Inc., a network consulting company. From September 1996 to August 2002, Mr. Weir served as President of Global Interactive Network Systems, Inc.

Gayl Rogers Chrysler, Director, joined the Board of Directors for Cord Blood in August, 2005. She is the National Director of Operations of the Cord Blood Program for the National American Red Cross, a position she has held since May 2003. From September 1994 until April 2003, Mrs. Chrysler held various management positions with the North Central Blood Services division of the American Red Cross in Minneapolis, Minnesota.

Timothy McGrath, Director, joined the Board of Directors for Cord Blood in March 2006. From October 1999 thru September 2005 Mr. McGrath served as Vice President and Chief Financial Officer of Orphan Medical, Inc.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

In addition to the historical information contained herein, we make statements in this Annual Report that are forward-looking statements. Sometimes these statements will contain words such as "believes," "expects," "intends," "should," "will," "plans," and other similar words. Forward-looking statements include, without limitation, our ability to increase income streams, to grow revenue and earnings, and to obtain additional cord blood banking revenue streams. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of risks and uncertainties. These risks and uncertainties include but may not be limited to: (1) whether we will continue as a going concern; (2) whether we will continue to increase revenues within our core business; (3) whether we will generate revenues through offering additional stem cell services and acquiring other businesses in the stem cell industry; (4) whether we will be successful in achieving our goals of diversifying revenue streams and working towards profitability; (5) whether we are able to meet our financing requirements, and to ultimately achieve profitable operations (6) whether our current and future plans will provide an opportunity to continue as a going concern; (7) whether we will create tremendous value in building a database of qualified leads with specific demographic information which can be used to market a number of products and services; (8) whether we will be able to further monetize our website traffic through the use of our web properties, and therefore offset these increasing costs; (9) whether we will continue to carry a deficit until such time that we can greatly increase our assets and reduce our significant liabilities; (10) whether we will be able to reduce our working capital deficit over the long-term; (11) whether our current funding will partially be used to supplement the remaining operating cash needed; (12) whether a portion of the funding will also be used to promote additional channels of stem cell services to further diversify our revenue streams; (13) whether other channels that will furnish a more favorable financial model; (14) whether a portion of the funding will be used for mergers and acquisitions of companies in the stem cell industry; (15) whether the combination of the capital raised through the issuance of the convertible debentures and our cash flows from operations will be sufficient through 2006; (16) whether we move towards profitability throughout 2006; (17) whether we further streamline our current operations, through discovering and implementing more profitable stem cell channels and by drastically reducing expenses related to raising additional capital; (18) whether additional financing will be available, and, if available, whether it will take the form of debt or equity; (19) whether Rain's loans will be paid in full by the end of 2006; (20) whether Rain will not continue to experience a cash flow deficiency in the future; (21) whether Rain will be able to fund its own operations through cash flows from operations again in the very near future; (22) whether our new programs will have a positive impact in the future; (23) whether we find new and improved ways to produce positive financial results that are complimentary to our business; (24) whether the launch of the Annual Payment Option in September 2005 will have a positive impact; (25) whether our new Annual Payment Option will open the door so that the average American family can afford to bank their child's cord blood stem cells; (26) whether our marketing initiatives will promote the new payment plan and create awareness both with existing prospects and other expectant families outside the company database; (27) whether our Annual Payment Option creates a new demographic of customers who were not previously able to take advantage of our cord blood preservation services; (28) whether there is an increase in potential customers as well as an increase in new customers; (29) whether we can improve our overall conversion rate and cost for acquiring clients; (30) whether we continue to develop new channel sales opportunities through the addition of strategic referral partnerships with Obstetrics and Gynecological practices and other healthcare professionals; (31) whether continuing to develop relationships with medical professionals who work closely with expectant families will further enhance our long-term growth and profitability; (32) whether we are able to accelerate the growth of our channel partnership programs by engaging a firm with existing medical sales representatives on staff to present Cord Partners' Physician Partnership Programs on a national scale to key healthcare providers; (33) whether we add long form television infomercial buys, Hispanic media buys and call center management services over the next six months; (34) whether Family is able to take advantage of the huge profit potential in the lead generation business as more advertisers are moving to a fixed cost advertising methodology to control their return on investment; (35) whether our campaigns greatly increase the number of leads generated for all of our clients through our web properties over the next 12 months; (36) whether we will continue to add new advertisers to our sites and expand our network to accommodate these advertisers; (37) whether we will continue to re-market to our opt in database of leads using both online and offline mediums to produce additional revenue; (38) whether we are able to diversify our service offerings within the stem cell industry by offering additional sources of adult stem cells for private banking; (39) whether sources such as adipose tissue and peripheral blood have the potential to make a positive financial impact on our company; and (40) whether we continue to actively evaluate opportunities to acquire organizations within the stem cell industry that make both strategic and financial sense. These statements are not guarantees of our future performance and are subject to risks, uncertainties, and other important factors, certain of which are discussed herein under the heading "Factors That May Affect Future Operating Results" that could cause our actual performance or achievements to be materially different from those expressed in any forward-looking statements made by or on our behalf. Given these uncertainties, undue reliance should not be placed on these forward-looking statements. The Company's past performance is not necessarily indicative of its future performance. The Company does not undertake, and the Company specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences, developments, events or circumstances after the date of such statement.

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